Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-128023

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 10, 2005)
Brady Corporation
4,000,000 Shares of Class A Nonvoting Common Stock

      We are selling 4,000,000 shares of our Class A Common Stock. Our Class A Common Stock is listed on the New York Stock Exchange under the symbol “BRC”. The last reported sale price of our Class A Common Stock on June 21, 2006 was $36.38 per share.
      Investing in our Class A Common Stock involves risks. See the “Risk Factors” section beginning on page S-10 for a description of various risks you should consider in evaluating an investment in our Class A Common Stock.

	Per Share	Total

Public offering price	$36.00	$144,000,000
Underwriting discounts and commissions	$1.62	$6,480,000
Proceeds, before expenses, to us	$34.38	$137,520,000
      The underwriters have a 30-day option to purchase up to 600,000 additional shares of our Class A Common Stock from us on the same terms set forth above to cover over-allotments, if any.
      Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Robert W. Baird & Co.

Credit Suisse

Wachovia Securities

BMO Capital Markets
The date of this prospectus supplement is June 22, 2006

BRADY WHEN PERFORMANCE MATTERS MOST™

WHO WE ARE

We identify and protect premises, products and people

We serve the Maintenance, Repair and Operations (MRO) market with facility, safety and complementary products and the Original Equipment Manufacturing (OEM) market with high performance identification and precision manufactured solutions.

LEARN ABOUT OUR PRODUCTS

HOW WE SERVE

DISTRIBUTION

We have longstanding relationships and are a preferred supplier to many of our largest distributors such as:

- GRAINGER
- FISHER SCIENTIFIC
- GRAYBAR
- HAGEMEYER

DIRECT MAIL

We meet our MRO customers' needs through mail order catalogs, leveraging our know-how in the science of direct marketing.

DIRECT SALES

Our direct sales force supports both distributors and large OEM end users in understanding how our products meet customer needs.

WHERE WE ARE

We have 94 locations throughout the world, 42 of which are manufacturing locations.

This global footprint with local operations enables us to:

- Quickly and consistently meet OEM customer needs.
- Provide our MRO customers local market solutions.

MANUFACTURING
SALES OFFICE

MRO PRODUCT CATEGORIES

SIGNS

Numerous shapes and sizes of stock and custom signage to help ensure worker safety and maximize productivity

PELIGRO
ALTO VOLTAJE
OXYGEN
2

LABELS

Complete line of printable and pre-printed labels to improve productivity and safety

DANGER
Hard hat
WARNING
Arc Flash Hazard

HANDHELD LABELERS & SUPPLIES

Complete line of portable printing systems that help get the job done fast and efficiently

BENCHTOP PRINTERS & SUPPLIES

High quality, cost-effective printing on a complete line of labeling materials for the high-volume user

LOCKOUT TAGOUT

Broad range of durable easy-to-use devices that cover most mechanical and electrical applications

DANGER
DO NOT OPERATE

PIPE & VALVE IDENTIFICATION

Pipe markers and valve tags to identify pipe content and flow direction

HIGH PRESSURE STEAM
COLD WATER
FIRE PROTECTION WATER
OUTSIDE AIR

TAGS

Custom and stock tags to reduce errors and confusion by warning of potential hazards and providing important information

DO NOT OPERATE

PEOPLE IDENTIFICATION

Personal identifcation products including consumable badges, badge holders, lanyards and access control systems and software

SOFTWARE

Powerful, flexible label & sign generation software offers a choice of features, print technologies and operating systems to meet today's growing identification needs

LabelMark

DATA COLLECTION

Broad range of data collection and tracking products, from bar code scanners to tracking software

LABORATORY IDENTIFICATION

Specialized printers, software and high performance label materials to meet laboratory identification needs

ADDITIONAL SAFETY PRODUCTS & SERVICES

From plant labeling services to barricade tape, a complete set of products and services to meet customer identification and protection needs

OEM PRODUCT CATEGORIES

BRADY

BAR CODE LABELS

Preprinted and printable bar code labels in a variety of high performance materials

01-473-57-23

INDICATING LABELS

Complete array of indicating labels that can sense water, shock and heat

Brady AquAlert Labels

INSULATORS

Die cut insulators for keyboards, lighting, automotive and industrial applications

ADHESIVES

Die cut adhesives for use in mobile handsets, mobile radios, electronics, disk drives, computers and medical applications

GASKETS

Wide variety of gasket materials used to seal, cushion and isolate vibration

SPEAKER MESHES, FELTS & PADS

Meshes and felts to provide dust and moisture barriers in ear and mouth piece openings; pads to fill spaces and provide shock protection

SHIELDS

Die cut shields to provide protection against electromagnetic or radio frequency interference

LENS PROTECT

Protective tapes to help prevent damage to LCD displays and camera windows

ETCHED RADIATORS & ANTENNAS

Etched radiators and antennas yielding design flexibility

RFID LABELS & TAGS

Bar code alternatives for non-direct contact in label and tag constructions that can withstand the most extreme conditions

THERMAL MANAGEMENT

Thermal management solutions to dissipate heat from sensitive electronic components

BRAND PROTECTION

Covert & overt solutions to reduce counterfeiting

PROSPECTUS SUPPLEMENT
PROSPECTUS
      You should rely only on the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is in addition to or different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We are not, and the underwriters are not, offering to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate only as of the date of this prospectus supplement or the accompanying prospectus, as the case may be, or in the case of the documents incorporated by reference, the date of such documents regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sales of our Class A Common Stock. Our business, financial condition, results of operations and prospects may have changed since those dates.
      The underwriters are offering shares of our Class A Common Stock subject to various conditions and may reject all or any part of any order. The shares of our Class A Common Stock should be ready for delivery on or about June 27, 2006 against payment of immediately available funds.

ABOUT THIS PROSPECTUS SUPPLEMENT
     This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus”, we are referring to both parts combined.
     If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated into each by reference include important information about us, the shares being offered and other information you should know before investing. You should read this prospectus supplement and the accompanying prospectus as well as additional information described under “Where You Can Find More Information” before investing in our Class A Common Stock.
     All references to “Brady”, the “Company”, “us” and “we” in this prospectus supplement and the accompanying prospectus mean, unless the context indicates otherwise, Brady Corporation together with its consolidated subsidiaries. All references to “Class A Common Stock” in this prospectus supplement mean the Class A Nonvoting Common Stock, par value $.01 per share, offered for sale by Brady pursuant to this prospectus supplement. All references to “Class B Common Stock” in this prospectus supplement mean Brady’s Class B Voting Common Stock, par value $.01 per share. All references to “fiscal year” or “fiscal” in this prospectus supplement mean our fiscal year which ends on July 31 of each year.
     All references in this prospectus supplement to our consolidated financial statements include, unless the context indicates otherwise, the related notes.
     The information in this prospectus supplement and the documents incorporated by reference herein concerning market positions of certain of our products is based on our net sales for fiscal 2005 and management’s estimates of our competitors’ respective dollar volumes of net sales for the products, markets and geographic region or regions to which we refer. These estimates are based on our internal estimates, our knowledge of our relative position and the relative position of our competitors in applicable markets, and, in some limited cases, industry sources. Other market data included in this prospectus supplement and the documents incorporated by reference in this prospectus supplement concerning our business are estimated and are based on independent industry publications or other publicly available information. Although we believe that the information on which we have based these estimates of our market position and these market data are generally reliable, the accuracy and completeness of this information is not guaranteed and this information has not been independently verified.
     Various calculations of figures and percentages in this prospectus supplement may not add up or match due to rounding adjustments.
     We have registered the following trademarks that are used in this prospectus supplement: AquAlert; Balkhausen; B.I.G.; Brady; Brandon; Electromark; Emedco; ID Technology; Indenticard/ Identicam; J.A.M. Plastics; Personnel Concepts; Prinzing; Safety Signs Service; Seton; Signals; Signs & Labels; STOPware; Teklynx; Temtec; Tiscor; Tradex Converting; and Varitronic.

S-i

FORWARD-LOOKING STATEMENTS AND CAUTIONARY FACTORS
     All statements other than statements of historical facts included or incorporated by reference into this prospectus supplement, including statements regarding our future financial position, business strategy, budgets, projected costs, and plans and objectives for future operations are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated as of the date of this prospectus supplement. Forward-looking statements generally can be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue” or words of similar meaning. We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that results and events could differ materially and adversely from those contained in the forward-looking statements due to a number of factors, including those described under the caption “Risk Factors” and elsewhere in this prospectus supplement and under the caption “Forward-Looking Statements and Cautionary Factors” and elsewhere in the accompanying prospectus or those contained in the documents incorporated by reference into this prospectus supplement.
     We urge you to consider these factors and to review carefully the section “Risk Factors” in this prospectus supplement for a more complete discussion of the risks of an investment in our Class A Common Stock. The forward-looking statements included in this prospectus supplement or incorporated by reference into this prospectus supplement are made only as of the date of this prospectus supplement or the date of the incorporated document, and we undertake no obligation to publicly update these statements to reflect subsequent events or circumstances.

S-ii

SUMMARY
     This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement. Because this is a summary, it is not complete and does not contain all of the information that may be important to you. For a more complete understanding of us and this offering of our Class A Common Stock, we encourage you to read this prospectus supplement and the accompanying prospectus in their entirety and the other documents to which we have referred you.
Our Company
     We are a leading global manufacturer and marketer of identification solutions and specialty products that identify and protect premises, products and people. Our core capabilities in manufacturing, precision engineering and materials expertise make us a leading supplier of products to targeted high-margin niche markets within the Maintenance, Repair and Operations (“MRO”) market and of high-performance solutions to the Original Equipment Manufacturing (“OEM”) electronics market. Our local operating presence provides our MRO customers with solutions that allow them to respond to changing regulatory and safety requirements. In addition, we have a global footprint that allows us to quickly and consistently meet our OEM customers’ needs. We believe that our leading market positions are directly related to our ability to provide customers with differentiated solutions, our commitment to quality and service and our diversified sales channels.
     We manufacture and market a wide range of products for use in diverse applications. Our facility, safety and complementary products, which include signs, hand-held printers, wire/cable markers and security products, serve to enhance safety and productivity in the workplace. Our high performance labels meet end-customers’ needs for product identification and bar coding that perform under extreme conditions. Our precision die-cut components protect, filter, shield and affix components inside electronic, telecommunications and other equipment, including mobile communication devices and hard disk drives. The products we manufacture often require a high degree of precision or the application of specialty materials with chemical and physical properties suited for specific uses. We are committed to continuing our technological and engineering innovation, and employ approximately 180 full-time chemists and engineers in research and development activities.
     In fiscal 2003, under the leadership of our current management team, we reorganized our operations and management to further enhance shareholder value. Our historically product-focused, globally-centralized organizational structure was reorganized into a decentralized regional structure supported by a distribution network, leaner management and a refocused sales force. In addition, we adopted a rigorous focus on growth by institutionalizing monthly strategy review sessions, increasing our investment in new product development, expanding globally and forming a dedicated team of acquisition specialists. Most importantly, we created a culture throughout the company of high performance expectations and accountability. We reduced our headcount in May 2003 by approximately 10%, which has provided significant permanent cost savings. Since fiscal 2003, we have accelerated our growth, improved our profitability, significantly broadened our product portfolio, customer base and geographic reach, and improved our position in the markets we serve. To support our plans for continued growth, we have made investments in acquisition and integration resources that facilitated the successful acquisition of 19 companies since April 2003 and created a robust pipeline of future acquisition opportunities.

     We are a global company with manufacturing facilities in 17 countries. As of April 30, 2006, we employed approximately 5,600 people, and, as a result of our acquisition of Tradex Converting AB on May 23, 2006, we added approximately 1,000 additional employees. See “Recent Developments”. We manage, operate and segment our business into three geographic regions. For the nine months ended April 30, 2006, we derived approximately 50% of our net sales from North, Central and South America, 32% from Europe and 19% from Asia. As of April 30, 2006, approximately 34% of our employees were located in developing countries including Brazil, China, India, Malaysia, Mexico, Singapore, South Korea and Thailand, as compared to 13% as of April 30, 2003. In addition, the acquisition of Tradex Converting on May 23, 2006 added employees in Brazil, China, Mexico and South Korea.
     For the trailing twelve months ended April 30, 2006, we achieved net sales of approximately $940 million and net income of approximately $98 million, an increase of 19% and 19%, respectively, compared to the same twelve-month period ended April 30, 2005.
Our Industry
     We manufacture and market a diverse range of products for end-customers in the MRO and OEM markets.

MRO Market
     We serve portions of the global MRO market, which encompasses the supply of a wide range of consumable products. In fiscal 2005, approximately two-thirds of our total company sales were derived from our products supplied to MRO customers. Our major product lines, which are provided to high margin niche MRO markets, include facility identification, safety and complementary products and wire identification products. Our products are marketed through multiple channels, including distribution and business-to-business direct marketing. We have long-standing relationships with major distributors such as Fisher Scientific, Graybar, Hagemeyer and WW Grainger and provide our customers a broad range of products quickly and conveniently. In direct marketing, we leverage our strong brand names and our established direct marketing model to access a diverse and international end-customer base through the delivery of over 30 million catalogs annually.
     Demand for our MRO products is primarily driven by (i) the general health of the industrial economies of the regions in which we operate, (ii) legal and regulatory compliance requirements imposed by government agencies such as the Occupational Safety & Health Administration (“OSHA”) and the U.S. Environmental Protection Agency (“EPA”), and their respective foreign counterparts, and (iii) the need to direct, warn, inform, train, protect and identify people. We believe the niche MRO markets in which we compete generally have growth prospects in 2006 that are moderately higher than local market gross domestic product (“GDP”) growth.

OEM Market
     Approximately one-third of our total company sales for fiscal 2005 were derived from solutions provided to niche OEM markets. Our major product lines in these markets include high-performance identification products for printed circuit boards and precision die-cut components for mobile telecommunications devices and hard disk drives. Through distribution and a direct sales force, we provide our OEM customers with customized and stock components, global support, flexible manufacturing capacity and precision converting capabilities. We market our OEM solutions directly to global manufacturers such as Motorola, Nokia, Seagate, Siemens, Sony Ericsson and Western Digital.
     Demand for our OEM solutions is primarily driven by the strength of the electronics and mobile telecommunications industries, as well as technological advances in these industries. We continue to benefit as the end products in the markets we serve become more complex, creating demand for more of our capabilities. We believe the niche OEM markets in which we compete generally have growth prospects in 2006 of approximately twice the rate of local market GDP growth.
Our Competitive Strengths
     Our objective is to be the leader in each niche market we serve. We believe that the factors set forth below provide us with a competitive advantage and have contributed to our superior financial performance.
     Leader in Fragmented Markets. We compete in niche markets where we believe we are often the leading supplier with the manufacturing expertise, infrastructure, channels and sales resources necessary to provide the required product or comprehensive solution. For example, we believe we are the leading supplier of wire identification products to the North American MRO market and of precision die-cut components to the mobile telecommunications market. We believe our leadership positions make us a preferred supplier to many of our customers and enable us to be successful in our markets, which are generally fragmented and populated with smaller or regional competitors.
     Differentiated Solutions and Commitment to Innovation. We believe our sophisticated engineering and manufacturing capabilities, as well as our unparalleled materials expertise, give us a competitive advantage in supplying customized or high specification product solutions to meet individualized customer needs. We have been successful in identifying and incorporating innovative technologies to create integrated and precise solutions. Additionally, we are able to use our materials expertise and our investment in research and development to develop unique products to meet the demands of end-customers in new, faster growing markets adjacent to our traditional markets, such as laboratory identification. From fiscal 2003 through the nine-month period ended April 30, 2006, we invested over $87.7 million in product development.
     Operational Excellence. We have achieved continuous improvement in operational productivity. We employ well-developed problem solving techniques and invest in state-of-the-art equipment to capture efficiencies. We are vertically integrated and design, manufacture and market a majority of the products we sell. We have invested heavily over the last several years to centralize our North American distribution network and to standardize our Systems, Applications, and Products for data processing (“SAP”) software applications. We have consistently generated positive free cash flow by continually reducing our costs and improving our inventory management and the efficiency of our manufacturing operations. In addition, our focus on operational excellence has helped us deliver superior EBITDA margins and returns on invested capital as compared to similar companies in our markets.
     Broad Customer Base and Geographic Diversity. We believe our global infrastructure mitigates the impact of an economic downturn on our business in any particular country or region, enables us to act as a primary supplier to many of our global customers and provides a solid platform for further expansion. Sales from our international operations increased from 44.4% of net sales in fiscal 2000 to 55.3% of net sales in fiscal 2005 and 56.8% through nine months of fiscal 2006. Our global presence benefits many of our customers who seek a single or primary supplier to meet their global design and manufacturing requirements. We have over 500,000 end-customers that operate in over a dozen industries. As a result of the Tradex Converting acquisition, our largest customer represents approximately 7.5% of our net sales.
     Disciplined Acquisition and Integration Strategy. We have a dedicated team of experienced professionals that employ a disciplined acquisition strategy to acquire companies that yield sustainable shareholder value. We apply strict financial standards to evaluate all acquisitions using a model focused on return on invested capital. Since 1996, we have acquired and integrated 41 companies to expand our geographic and market footprint, increase our market share and add new technological capabilities. We believe our successful acquisition track record demonstrates our ability to identify and integrate acquisitions of companies that meet our selective criteria.
     Channel Diversity and Strength. We utilize a wide range of channels to reach customers across a broad array of industries. We employ direct marketing expertise to meet our customers’ need for convenience. We also have long-standing relationships with, and are a preferred supplier to, many of our largest distributors. In addition, we employ a global sales team to support both distributors and end users and to serve their productivity, tracking and safety requirements. We believe our strong brands and reputation for quality, innovation and rapid delivery contribute to the popularity of our products with distributors, OEMs, resellers and other customers.
     Deep and Talented Team. We believe that our management team has substantial depth in critical operational areas and has demonstrated success in reducing costs, integrating acquisitions and improving processes through economic cycles. The international experience of our management team and our commitment to developing strong management teams in each of our local operations is a competitive advantage. In addition, we believe we employ a world-class team of people and dedicate significant resources to recruiting people committed to excellence and investing in their potential. The depth and breadth of knowledge within our entire organization strengthens relationships with our customers and suppliers and enables us to provide our customers with a high level of product and industry expertise.
Our Business Strategies
     Our primary growth objectives are to build upon our leading market positions, to improve our performance and profitability and to expand our existing activities through a multi-prong strategic approach that incorporates both organic growth and acquisitions.
     Capitalize on Growing Niche Markets. We believe we can leverage our premier reputation, our global footprint and our strength in manufacturing and materials expertise to capitalize on growth in our existing niche markets. We believe our MRO business has growth prospects in 2006 moderately higher than local market GDP growth rates. We believe this growth will be primarily driven by the general health of regional industrial economies, changes in legal and regulatory compliance requirements and the increased need of customers to identify their assets and protect their employees. Demand for our OEM products is primarily driven by the strength of various electronics markets, such as mobile telecommunications, disk dives and computers, as well as technological advances in these industries. We believe the niche OEM markets in which we compete generally have growth prospects in 2006 of approximately twice the rate of local GDP growth and we expect the number of mobile telecommunication devices shipped to increase by 15% in calendar 2006 and the number of hard disk drives shipped to increase by 12% to 15% in calendar 2006.

     Increase Market Share. Many of our markets are fragmented and populated with smaller or regional competitors. We believe that we will be able to leverage our significant investment in new product development and our global sales, operations and distribution capabilities to increase market share. We have a dedicated and experienced sales team that works closely with existing customers to identify and capture new opportunities. We plan to leverage the strength of our brands, the quality of our products and our long-standing relationships with key customers to build upon our current market positions. We also believe that we will be able to expand our distribution channels to capture new customers.
     Enter New Markets. We believe that we can leverage our quality products, global infrastructure, channel relationships and selling capabilities to effectively enter new markets, many of which are fragmented and populated with smaller competitors. For example, we are expanding our precision die-cut capabilities into the medical market and our identification solutions into the laboratory identification market. Through product innovation and development activities, we introduce new technologies and differentiated products as well as seek additional applications for products in existing and new markets. We review our product portfolio on a regular basis through our standardized review process in order to identify new product opportunities.
     Expand Geographically. Our long-term strategy involves the pursuit of growth opportunities in a number of markets outside of the United States. As of the end of April 2003, we operated in 20 countries and employed approximately 500 people in developing regions. We have since aggressively committed to low cost manufacturing and being in close proximity to our customers. As a result, as of the end of April 2006, we operated in 27 countries and employed nearly 1,900 people in developing regions. We have made strategic acquisitions and have invested heavily in our global infrastructure and flexible manufacturing capacity in order to follow our customers into new geographies. Our regional management structure is a key component in effectively entering and competing in new geographies.
     Pursue Strategic Acquisitions. We intend to continue to make complementary strategic acquisitions to further our goal of strengthening our market positions and entering new markets and geographies. We believe we can drive substantial value creation through capitalizing on our acquisition and integration acumen to continue to be a successful leading acquirer in the markets in which we operate. See “Recent Developments”.
     Improve Profitability. We will continue to focus on improving our operating efficiency. We continue to have opportunities to reduce costs and improve productivity and return on assets. We are an acquisitive company and believe that each acquisition provides us with additional opportunities to improve our performance as well as the performance of the acquired company. We often continue to realize synergies with acquired companies several years after the acquisition date.
Recent Developments
     On May 23, 2006, we acquired Tradex Holding AB, a Swedish company and the parent of Tradex Converting AB, for approximately SEK 1.1 billion, net of cash (approximately $151.6 million based upon the exchange rate on May 23, 2006). The acquisition was funded with existing cash and borrowings under our revolving credit facility. Tradex Converting is a leading manufacturer and supplier of pressure sensitive, die-cut adhesive components for the mobile handset and electronics industries. In its fiscal year ended December 31, 2005, Tradex Converting had net sales of approximately SEK 680 million, or approximately $94 million based upon the exchange rate on May 23, 2006. Tradex Converting employs approximately 1,000 people around the world, has manufacturing operations in Sweden, China, South Korea and Brazil, and has an extensive sales, engineering, prototyping and service network with offices strategically located in eight countries to support manufacturers’ design centers.
     On April 26, 2006, we announced an agreement to acquire Daewon Industry Corporation in Seoul, South Korea. Daewon is Korea’s leading manufacturer and supplier of pressure sensitive, die-cut adhesive components for the mobile handset and electronics industry. The acquisition is subject to customary closing requirements and is expected to close during the fourth quarter of fiscal 2006. Founded in 1997, Daewon had sales of approximately $40 million for its fiscal year December 31, 2005 and employs approximately 250 people in South Korea and China. Daewon’s products include precision-cut adhesives, films and protective tapes for lenses and liquid-crystal displays; EMI shielding; acoustic components, including speaker cloths, meshes, adhesives, cushions and gaskets; and printed circuit-board insulators.
Corporate Information
     We were incorporated under the laws of the State of Wisconsin in 1914. Our principal executive offices are located at 6555 West Good Hope Road, Milwaukee, WI 53223, and our telephone number is 414-358-6600. Our website address is www.bradycorp.com. The information contained on our website is not incorporated by reference and does not form any part of this prospectus supplement.

The Offering

Class A Common Stock offered by us	4,000,000 shares.

Class A Common Stock outstanding after the offering	49,462,077 shares.

Use of proceeds	We intend to use the net proceeds from this offering to repay approximately $77 million of borrowings under our revolving credit facility, and for general corporate purposes, including potential future acquisitions. See “Use of Proceeds”.

Dividend policy	We have followed a practice of paying quarterly dividends on the two classes of our outstanding common stock. The declaration of future dividends is, however, subject to the discretion of our board of directors in light of all relevant factors, including earnings, financial condition, capital requirements and the provisions of our credit facilities. Holders of the Class A Common Stock are entitled to receive an annual, non-cumulative cash dividend of $0.01665 per share (subject to adjustment in the event of stock splits, stock dividends or similar events involving shares of Class A Common Stock) before any dividend may be paid on the Class B Common Stock. Thereafter, any further dividend in that fiscal year must be paid on all classes of common stock on an equal basis.

Voting rights	Holders of our Class A Common Stock are not entitled to vote on any corporate matters, except as may be required by law, unless, in each of the three preceding fiscal years, the $0.01665 preferential dividend described above has not been paid in full. Holders of the Class A Common Stock are entitled to one vote per share in the election of directors and for all other purposes for the entire fiscal year immediately following the third consecutive fiscal year in which the preferential dividend is not paid in full. Holders of Class B Common Stock are entitled to one vote per share in the election of directors and for all other purposes.

NYSE symbol	BRC

Risk factors	See the section entitled “Risk Factors” beginning on page S-10 for a discussion of factors you should consider carefully before deciding to buy our Class A Common Stock.
     The number of shares of our Class A Common Stock outstanding after the offering set forth above is based on 45,462,077 shares of Class A Common Stock outstanding as of April 30, 2006 and includes the shares to be sold by us in this offering.
     The number of shares outstanding after the offering does not include 3,944,000 shares of Class A Common Stock reserved for outstanding stock options as of April 30, 2006, at a weighted average exercise price of $22.95 per share, or 870,302 shares reserved for the issuance of stock options under the existing equity compensation plans. A total of 11,550,000 shares have been authorized under existing or prior plans.
     The number of shares of our Class A Common Stock offered and to be outstanding assumes that the underwriters will not exercise their over-allotment option. If the underwriters exercise their over-allotment option in full, then we will issue and sell an additional 600,000 shares of our Class A Common Stock and will have 50,062,077 shares of our Class A Common Stock outstanding after the offering.

Summary Historical Consolidated Financial and Other Data
     The following table presents summary historical consolidated financial and other data as of and for each of the past five fiscal years, which have been derived from our audited consolidated financial statements, and as of and for the nine months ended April 30, 2005 and April 30, 2006, which have been derived from our unaudited interim condensed consolidated financial statements. You should read this information together with “Selected Historical Consolidated Financial and Other Data” and our consolidated financial statements, including the related notes, included elsewhere in this prospectus supplement or incorporated by reference herein.
Summary Historical Consolidated Financial and Other Data(1)

						Nine Months Ended
	Fiscal Year Ended July 31,					April 30,

	2001	2002	2003	2004	2005	2005	2006

	($ in thousands, except per share data)
Operating Data:
Net sales	$545,944	$516,962	$554,866	$671,219	$816,447	$606,401	$730,103
Cost of products sold	257,313	256,186	275,717	325,858	383,171	282,052	348,252

Gross margin	288,631	260,776	279,149	345,361	433,276	324,349	381,851
Operating expenses:
Research and development	20,329	17,271	18,873	23,028	25,078	17,744	20,677
Selling, general and administrative	214,220	199,282	219,861	248,171	285,746	208,335	241,543
Restructuring charge— net	9,560	2,720	9,589	3,181	—	—	—

Total operating expenses	244,109	219,273	248,323	274,380	310,824	226,079	262,220

Operating income	44,522	41,503	30,826	70,981	122,452	98,270	119,631
Other income (expense):
Investment and other income— net	686	1,714	1,750	577	1,369	812	2,759
Interest expense	(418)	(82)	(121)	(1,231)	(8,403)	(6,277)	(8,920)

Net other income (expense)	268	1,632	1,629	(654)	(7,034)	(5,465)	(6,161)

Income before income taxes	44,790	43,135	32,455	70,327	115,418	92,805	113,470
Income taxes	17,244	14,882	11,035	19,456	33,471	26,913	31,772

Net income	$27,546	$28,253	$21,420	$50,871	$81,947	$65,892	$81,698

Net income per common share— diluted:
Class A Nonvoting Common Stock	$0.59	$0.60	$0.46	$1.07	$1.64	$1.32	$1.64
Class B Voting Common Stock	$0.58	$0.59	$0.44	$1.05	$1.63	$1.31	$1.62
Cash dividends on:
Class A Nonvoting Common Stock	$0.36	$0.38	$0.40	$0.42	$0.44	$0.33	$0.39
Class B Voting Common Stock	$0.35	$0.37	$0.39	$0.40	$0.42	$0.31	$0.37

Balance Sheet Data:
Working capital(2)	$123,830	$135,764	$123,878	$131,706	$141,560	$164,774	$248,892
Total assets	393,592	420,525	449,519	697,900	850,147	810,707	1,131,451
Long-term obligations, less current maturities	4,144	3,751	568	150,019	150,026	150,028	350,187
Stockholders’ investment	302,579	324,242	338,961	403,315	497,274	491,543	555,249

						Nine Months Ended
	Fiscal Year Ended July 31,					April 30,

	2001	2002	2003	2004	2005	2005	2006

	($ in thousands)
Cash Flow Data:
Net cash provided by operating activities	$53,228	$54,251	$57,316	$87,646	$119,103	$81,997	$63,330
Depreciation and amortization	22,646	16,630	17,771	20,190	26,822	19,991	23,973
Capital expenditures	20,770	13,095	14,438	14,892	21,920	14,411	26,291

Other Financial Data:
EBITDA(3)	$67,854	$59,847	$50,347	$91,748	$150,643	$119,073	$146,363

(1)	Prior year amounts have been reclassified to conform to current-year presentation.
(2)	Working capital is defined as current assets minus current liabilities.
(3)	EBITDA represents net income before interest, income taxes and depreciation and amortization. EBITDA is not a calculation based on U.S. generally accepted accounting principles (“U.S. GAAP”). The amounts included in the EBITDA calculation, however, are derived from amounts included in our consolidated statements of income, which form part of our historical consolidated financial statements. EBITDA should not be considered as an alternative to net income, operating income or any other indicator of our operating performance, or as an alternative to operating cash flows as a measure of liquidity. We have presented EBITDA because it is viewed as a measure of the operational strength of our business and is presented to our investors and lenders as a convenience to them. However, the EBITDA measure presented may not always be comparable to similarly titled measures reported by other companies due to differences in the components of the calculation. The table below reconciles net income, calculated according to U.S. GAAP, to EBITDA.
Reconciliation of Net Income to EBITDA

						Nine Months
	Fiscal Year Ended July 31,					Ended April 30,

	2001	2002	2003	2004	2005	2005	2006

	($ in thousands)
Net Income	$27,546	$28,253	$21,420	$50,871	$81,947	$65,892	$81,698
Interest	418	82	121	1,231	8,403	6,277	8,920
Income taxes	17,244	14,882	11,035	19,456	33,471	26,913	31,772
Depreciation and amortization	22,646	16,630	17,771	20,190	26,822	19,991	23,973

EBITDA	$67,854	$59,847	$50,347	$91,748	$150,643	$119,073	$146,363

RISK FACTORS
     Before making an investment in our stock, you should carefully consider the risk factors set forth below and all other information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference and the matters discussed under “Forward-looking Statements and Cautionary Factors” beginning on page S-ii of this prospectus supplement and in the accompanying prospectus. If any of the events contemplated by the following risks actually occur, then our business, financial condition or results of operations could be materially adversely affected. As a result of these and other factors, the value of our Class A Common Stock could decline and you may lose all or part of your investment.
Risks Related to Our Business
Market demand for our products may be susceptible to fluctuations in the economy that may cause volatility in our results of operations.
     Sales of our products may be susceptible to changes in general economic conditions, namely general downturns in the regional economies in which we compete. Our business in the MRO market tends to vary with the nominal GDP of the local economies in which we manufacture and sell. As a result, in periods of economic contraction, our business may not grow or may decline. In the OEM market, we have been adversely affected by reduced demand for our products due to downturns in the global economy as this is a more cyclical business than the MRO business. This cyclicality can result in higher degrees of volatility in our net sales and results of operations. These more volatile markets include, but are not limited to, mobile telecommunication devices, hard disk drives and electronics in personal computers and personal digital assistants.
Our current and future success could be impacted by our ability to effectively integrate acquired companies and manage our growth.
     Our growth has placed and will continue to place significant demands on our management and operational and financial resources. Since April 2003, we have acquired 19 companies. These recent and any future acquisitions will require integration of sales and marketing, information technology, finance and administrative operations of the newly acquired businesses. The successful integration of acquisitions will require substantial attention from our management and the management of the acquired businesses, which could decrease the time they have to serve and attract customers. We cannot assure you that we will be able to successfully integrate these recent or any future acquisitions, that these acquisitions will operate profitably or that we will be able to achieve the financial or operational success expected from the acquisitions. Furthermore, our rapid growth in recent periods, our anticipated geographic expansion, and our planned expansion through additional acquisitions present challenges to maintain the internal control and disclosure control standards applicable to public companies under the Sarbanes-Oxley Act of 2002. Our financial condition, cash flows and operational results could be adversely affected if we do not successfully integrate newly acquired businesses.

If we fail to develop new products or our customers do not accept the new products we develop, our business could be affected adversely.
     Development of proprietary products is essential to the success of our core growth and our high gross margins now and in the future. Therefore, we must continue to develop new and innovative products on an ongoing basis. If we fail to make innovations, or the market does not accept our new products, then our financial condition and results of operations could be adversely affected. We continue to invest significant dollars in the development and marketing of new products. These expenditures do not always result in products that will be accepted by the market. Failure to develop successful new products may also cause our customers to buy from a competitor or may cause us to lower our prices in order to compete. This could have an adverse impact on our profitability.
We may be adversely impacted by an inability to identify and complete acquisitions.
     A large part of our growth since fiscal 2003 has come through acquisitions and a key component of our growth strategy is based upon acquisitions. We may not be able to identify acquisition targets or successfully complete acquisitions in the future due to the absence of quality companies, economic conditions, or price expectations from sellers. If we are unable to complete additional acquisitions, our growth may be limited.
We operate in highly competitive niche markets within the OEM market and may be forced to cut our prices or incur additional costs to remain competitive, which may have a negative impact on our profitability.
     We face substantial competition, particularly in the OEM markets we serve. Competition may force us to cut our prices or incur additional costs to remain competitive. We compete on the basis of production capabilities, engineering and R&D capabilities, materials expertise, our global footprint, customer service and price. Present or future competitors may have greater financial, technical or other resources which could put us at a disadvantage in the affected business by threatening our market share in some markets or reducing our profit margins.
Our goodwill or other intangible assets may become impaired, which may negatively impact our results of operations.
     We have a substantial amount of goodwill and other intangible assets on our balance sheet as a result of our acquisitions. As of April 30, 2006, we had $453 million of goodwill on our balance sheet, representing the excess of the total purchase price paid for our acquisitions over the fair value of the net assets we acquired, and $95 million of other intangible assets, primarily representing the fair value of the customer relationships, patents and trademarks we acquired in our acquisitions. At April 30, 2006, goodwill and other intangible assets represented approximately 48% of our total assets. We evaluate this goodwill annually for impairment based on the fair value of each geographic operating segment, and we assess the impairment of other intangible assets quarterly based upon the expected cash flows of the acquisition. These valuations could change if there were to be future changes in our capital structure, cost of debt, interest rates, capital expenditures, or our ability to perform in accordance with our forecasts. If this estimated fair value changes in future periods, we may be required to record an impairment charge related to goodwill or other intangible assets, which would have the effect of decreasing our earnings or increasing our losses in such periods.

We increasingly conduct a sizable amount of our manufacturing outside of the United States, which may present additional risks to our business.
     As a result of our strong growth in developing economies, particularly in Asia, a significant portion of our sales is attributable to products manufactured outside of the United States, especially in China. More than half of our 6,600 employees and more than half of our manufacturing locations are located outside of the United States. Our international operations are generally subject to various risks including political, economic and societal instability, the imposition of trade restrictions, local labor market conditions, the effects of income taxes, and differences in business practices. We may incur increased costs and experience delays or disruptions in product deliveries and payments in connection with international manufacturing and sales that could cause loss of revenue. Unfavorable changes in the political, regulatory or business climate in countries where we have operations could have a material adverse effect on our financial condition, results of operations and cash flows.
We have a concentration of business with several large key customers in the OEM market and loss of one or more of these customers could significantly affect our results of operations.
     Several of our large key customers in the OEM market, specifically the precision die-cut business, together comprise a significant portion of our revenues. As a result of the Tradex Converting acquisition, our largest customer represents approximately 7.5% of our net sales. Our dependence on these large customers makes our relationships with these customers important to our business. We cannot assure you that we will be able to maintain these relationships and retain this business in the future. Because these large customers account for such a significant portion of our revenues, they possess relatively greater capacity to negotiate a reduction in the prices we charge for our products. If we are unable to provide products to our customers at prices acceptable to them, some of our customers may in the future elect to shift some or all of this business to competitors or to other sources. The loss of or reduction of business from one or more of these large key customers could have a material adverse impact on our financial condition and results of operations.
Foreign currency fluctuations could adversely affect our sales and profits.
     More than half of our revenues are derived outside of the United States. As such, fluctuations in foreign currency can have an adverse impact on our sales and profits as amounts that are measured in foreign currency are translated back to U.S. dollars. Any increase in the value of the U.S. dollar in relation to the value of the local currency will adversely affect our revenues from our foreign operations when translated into U.S. dollars. Similarly, any decrease in the value of the U.S. dollar in relation to the value of the local currency will increase our development costs in our foreign operations, to the extent such costs are payable in foreign currency, when translated into U.S. dollars. Through the first nine months of fiscal year 2006, the strengthening U.S. dollar versus European currencies has reduced sales by approximately $13.4 million.
We depend on our key personnel and the loss of these personnel could have an adverse effect on our operations.
     Our success depends to a large extent upon the continued services of our key executives, managers and other skilled personnel. We cannot assure you that we will be able to retain our key officers and employees. The departure of our key personnel without adequate replacement could severely disrupt our business operations. Additionally, we need qualified managers and skilled employees with technical and manufacturing industry experience to operate our business successfully. If we are unable to attract and retain qualified individuals or our costs to do so increase significantly, our operations could be adversely affected.
We may be unable to implement successfully anticipated changes to our information technology system.
     We anticipate upgrading certain portions of our information technology system in the near future. Part of this upgrade will include an accelerated implementation of our SAP platform in our facilities in China, Europe, India, Malaysia, and Singapore. We expect that this implementation of the SAP platform will enable us to more effectively and efficiently manage our supply chain and business processes. Our failure to successfully manage this process or implement these upgrades as scheduled could cause us to incur unexpected costs or to lose customers or sales, which could have a material adverse effect on our financial results.
The increase in our level of indebtedness could adversely affect our financial health and make us vulnerable to adverse economic conditions.
     We have incurred indebtedness to finance acquisitions and for other general corporate purposes. Any increase in our level of indebtedness could have important consequences, such as:

•	it may be difficult for us to fulfill our obligations under our credit or other debt agreements;

•	it may be more challenging or costly to obtain additional financing to fund our future growth;

•	we may be more vulnerable to future interest rate fluctuations;

•	we may be required to dedicate a substantial portion of our cash flows to service our debt, thereby reducing the amount of cash available to fund new product development, capital expenditures, working capital and other general corporate activities;

•	it may place us at a competitive disadvantage relative to our competitors that have less debt; and

•	it may limit our flexibility in planning for and reacting to changes in our business.
Environmental, health and safety laws and regulations could adversely affect our business.
     Our facilities and operations are subject to numerous laws and regulations relating to air emissions, wastewater discharges, the handling of hazardous materials and wastes, manufacturing and disposal of certain materials, and regulations otherwise relating to health, safety and the protection of the environment. As a result, we may need to devote management time or expend significant resources on compliance, and we have incurred and will continue to incur capital and other expenditures to comply with these regulations. Any material costs may have a material adverse impact on our financial condition, results of operations or cash flows. Further, environmental laws and regulations are constantly evolving and it is impossible to predict accurately the effect they may have upon our future financial condition, results of operations or cash flows.

Risks Related to Our Class A Common Stock
Our Class A Common Stock is subject to substantial price fluctuations.
     The price of our Class A Common Stock has in the past fluctuated significantly and is likely to continue to fluctuate in the future. Some of the factors that can cause our Class A Common Stock price to fluctuate include:

•	changes in our and our peers’ operating results;

•	changes in security analysts’ estimates of our future performance and the future performance of our peers;

•	announcements by us or our peers of significant contracts, acquisitions, joint ventures or capital commitments;

•	gain or loss of significant customers;

•	additions or departures of key personnel;

•	general conditions in other economies or industries in which we operate;

•	the presence or absence of short selling of our Class A Common Stock;

•	future sales by us of our Class A Common Stock or debt securities; and

•	announcements by us of new products or technological improvements.
     The stock markets in general have experienced substantial price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the trading price of our Class A Common Stock.
Our Class A Common Stock is nonvoting.
     Our Class B Common Stock is the only class of voting stock of our company, and the holders of our Class B Common Stock exercise control over most matters requiring a shareholder vote, including the election of our directors. Our Class A Common Stock generally has no voting rights, and as a practical matter, holders of our Class A Common Stock generally will not have the ability to influence any matter presented to a vote of the shareholders. Nearly all of our Class B Common Stock is held by two trusts controlled by direct descendants of our founder, and their interests may conflict with the interests of the holders of Class A Common Stock. Because we are effectively controlled by the holders of the Class B Common Stock, it may be more difficult for a third party to acquire, or a third party may be deterred from acquiring or making a proposal to acquire, a majority of our outstanding stock. If a third party were to acquire the stock of our company, the third party may not pay the holders of Class A Common Stock a premium for their shares because of a lack of voting power of those shares.

USE OF PROCEEDS
     We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, will be approximately $137.0 million. If the underwriters exercise their option to purchase up to 600,000 additional shares to cover over-allotments, we estimate the aggregate net proceeds from the offering will be approximately $157.6 million after deducting underwriting discounts and commissions and expenses.
     On May 16, 2006, we borrowed approximately $77 million under our revolving credit facility and used the proceeds of such borrowing to fund the acquisition of Tradex Converting AB. See “Summary—Recent Developments”. As of May 31, 2006, we had approximately $77 million of total indebtedness outstanding under our revolving credit facility bearing interest at that date at the rate of 5.965% per annum. As of May 31, 2006, we had $123 million available for borrowing under our revolving credit facility. The debt outstanding under our revolving credit facility matures on March 24, 2009.
     We intend to use approximately $77 million of the net proceeds to repay all amounts outstanding under our revolving credit facility and the balance for general corporate purposes, including potential future acquisitions.

PRICE RANGE OF CLASS A COMMON STOCK
     Our Class A Common Stock is traded on the New York Stock Exchange under the symbol “BRC”. The following table sets forth on a per share basis for the indicated periods the intraday range of high and low per share sale prices for our Class A Common Stock as reported on the New York Stock Exchange for each of the quarters noted.

	Price Range of
	Class A
	Common Stock

Period	High(1)	Low(1)

Fiscal Year Ended July 31, 2004
First Quarter	$18.24	$15.84
Second Quarter	21.73	16.99
Third Quarter	20.44	17.45
Fourth Quarter	23.24	18.14
Fiscal Year Ended July 31, 2005
First Quarter	$27.49	$21.01
Second Quarter	32.22	26.75
Third Quarter	35.70	26.30
Fourth Quarter	34.96	28.80
Fiscal Year Ending July 31, 2006
First Quarter	$34.22	$30.81
Second Quarter	39.98	28.52
Third Quarter	40.49	35.07
Fourth Quarter (through June 21, 2006)	42.79	35.31

(1)	Sale prices are adjusted for a two-for-one stock split in the form of a 100% stock dividend, effective December 31, 2004.
     On June 21, 2006, the last reported sale price for our Class A Common Stock on the New York Stock Exchange was $36.38 per share. As of May 31, 2006, there were approximately 714 holders of record of our Class A Common Stock.
     On September 13, 2005, we announced that our board of directors had approved a share repurchase program for up to 800,000 shares of our Class A Common Stock during fiscal 2006. The share repurchase plan was implemented by purchasing shares on the open market and in privately negotiated transactions, with repurchased shares available for use in connection with our stock option plan and for other corporate purposes. We completed the share repurchase program in January 2006.
     There is no trading market for the Company’s Class B Common Stock. As of June 1, 2006, there were three holders of record of our Class B Common Stock.

DIVIDEND POLICY
     We have followed a practice of paying quarterly dividends on the two classes of our outstanding common stock. Before any dividend may be paid on the Class B Common Stock, holders of the Class A Common Stock are entitled to receive an annual, noncumulative cash dividend of $0.01665 per share (subject to adjustment in the event of future stock splits, stock dividends or similar events involving shares of Class A Common Stock). Thereafter, any further dividend in that fiscal year must be paid on all shares of Class A Common Stock and Class B Common Stock on an equal basis. Our revolving credit agreement restricts the amount of certain types of payments, including dividends, which can be made annually up to an aggregate amount of $25 million plus 50% of the consolidated net income for the prior fiscal year. The payment and amount of future dividends is at the discretion of our board of directors, and will depend upon our future earnings, capital requirements, general financial condition, general business conditions and other factors.
     During the three most recent fiscal years, we declared the following dividends per share on our Class A and Class B Common Stock:

	Class A	Class B
	Common	Common
Period	Stock(1)	Stock(1)

Fiscal Year Ended July 31, 2004
First Quarter	$0.105	$0.090
Second Quarter	0.105	0.105
Third Quarter	0.105	0.105
Fourth Quarter	0.105	0.105
Fiscal Year Ended July 31, 2005
First Quarter	$0.110	$0.093
Second Quarter	0.110	0.110
Third Quarter	0.110	0.110
Fourth Quarter	0.110	0.110
Fiscal Year Ending July 31, 2006
First Quarter	$0.130	$0.113
Second Quarter	0.130	0.130
Third Quarter	0.130	0.130
Fourth Quarter(2)	0.130	0.130

(1)	Dividend amounts are adjusted for a two-for-one stock split in the form of a 100% stock dividend, effective December 31, 2004.
(2)	Dividend will be paid on July 31, 2006 to shareholders of record at the close of business on July 10, 2006.

CAPITALIZATION
     The following table sets forth our consolidated cash and cash equivalents, short term investments and capitalization as of April 30, 2006 on an actual basis and as adjusted to give effect to (i) the sale of 4,000,000 shares of Class A Common Stock by us at the public offering price of $36.00 per share, (ii) the drawdown of funds under our revolving credit facility in connection with the acquisition of Tradex Converting AB and (iii) the application of the net proceeds from this offering as described in “Use of Proceeds”. This table should be read in conjunction with “Use of Proceeds”, “Selected Historical Consolidated Financial and Other Data”, and our consolidated financial statements, including the related notes thereto, included elsewhere in this prospectus supplement.

	As of April 30, 2006

	Actual	As Adjusted(1)

	($ in thousands)
Cash and cash equivalents	$90,314	$105,434

Short term investments	$30,000	$300

Total debt(2)	$350,313	$350,313

Stockholders’ Investment:
Common Stock:
Class A Nonvoting Common Stock—100,000,000 shares authorized; 45,881,743 issued and 45,462,077 outstanding (actual) and 49,881,743 issued and 49,462,077 outstanding (as adjusted)	$459	$499
Class B Voting Common Stock—10,000,000 shares authorized; 3,538,628 shares issued and outstanding	35	35
Additional paid-in capital	101,242	238,222
Earnings retained in the business	445,508	445,508
Treasury stock—419,666 shares of Class A Nonvoting Common Stock, at cost	(15,341)	(15,341)
Cumulative other comprehensive income	25,198	25,198
Other	(1,852)	(1,852)

Total stockholders’ investment	555,249	692,269

Total capitalization	$905,562	$1,042,582

(1)	Reflects the repayment of approximately $77 million in borrowings under our revolving credit facility with a portion of the net proceeds from this offering. On May 16, 2006, we borrowed approximately $77 million under our revolving credit facility in connection with the acquisition of Tradex Converting AB. Also reflects the use of cash and cash equivalents and short term investments in connection with the acquisition of Tradex Converting AB. See “Summary—Recent Developments”. Also reflects the application of the balance of the net proceeds from this offering of approximately $60 million to cash and cash equivalents. See “Use of Proceeds”. Assumes that the underwriters will not exercise their over-allotment option. If the underwriters exercise their over-allotment option in full, then we will issue and sell up to an additional 600,000 shares of our Class A Common Stock in this offering.

(2)	Total debt includes long-term debt plus current maturities of long-term debt.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND
OTHER DATA
     The following table presents summary historical consolidated financial and other data as of and for each of the past five fiscal years, which have been derived from our audited consolidated financial statements, and as of and for the nine months ended April 30, 2005 and April 30, 2006, which have been derived from our unaudited interim condensed consolidated financial statements. You should read this information together with our consolidated financial statements, including the related notes, included elsewhere in this prospectus supplement or incorporated by reference herein.
Selected Historical Consolidated Financial and Other Data(1)

						Nine Months Ended
	Fiscal Year Ended July 31,					April 30,

	2001	2002	2003	2004	2005	2005	2006

	($ in thousands, except per share data)
Operating Data:
Net sales	$545,944	$516,962	$554,866	$671,219	$816,447	$606,401	$730,103
Cost of products sold	257,313	256,186	275,717	325,858	383,171	282,052	348,252

Gross margin	288,631	260,776	279,149	345,361	433,276	324,349	381,851
Operating expenses:
Research and development	20,329	17,271	18,873	23,028	25,078	17,744	20,677
Selling, general and administrative	214,220	199,282	219,861	248,171	285,746	208,335	241,543
Restructuring charge—net	9,560	2,720	9,589	3,181	—	—	—

Total operating expenses	244,109	219,273	248,323	274,380	310,824	226,079	262,220

Operating income	44,522	41,503	30,826	70,981	122,452	98,270	119,631
Other income (expense):
Investment and other income—net	686	1,714	1,750	577	1,369	812	2,759
Interest expense	(418)	(82)	(121)	(1,231)	(8,403)	(6,277)	(8,920)

Net other income (expense)	268	1,632	1,629	(654)	(7,034)	(5,465)	(6,161)

Income before income taxes	44,790	43,135	32,455	70,327	115,418	92,805	113,470
Income taxes	17,244	14,882	11,035	19,456	33,471	26,913	31,772

Net income	$27,546	$28,253	$21,420	$50,871	$81,947	$65,892	$81,698

Net income per common share—diluted:
Class A Nonvoting Common Stock	$0.59	$0.60	$0.46	$1.07	$1.64	$1.32	$1.64
Class B Voting Common Stock	$0.58	$0.59	$0.44	$1.05	$1.63	$1.31	$1.62
Cash dividends on:
Class A Nonvoting Common Stock	$0.36	$0.38	$0.40	$0.42	$0.44	$0.33	$0.39
Class B Voting Common Stock	$0.35	$0.37	$0.39	$0.40	$0.42	$0.31	$0.37
Balance Sheet Data:
Working capital(2)	$123,830	$135,764	$123,878	$131,706	$141,560	$164,774	$248,892
Total assets	393,592	420,525	449,519	697,900	850,147	810,707	1,131,451
Long-term obligations, less current maturities	4,144	3,751	568	150,019	150,026	150,028	350,187
Stockholders’ investment	302,579	324,242	338,961	403,315	497,274	491,543	555,249

						Nine Months Ended
	Fiscal Year Ended July 31,					April 30,

	2001	2002	2003	2004	2005	2005	2006

	($ in thousands)
Cash Flow Data:
Net cash provided by operating activities	$53,228	$54,251	$57,316	$87,646	$119,103	$81,997	$63,330
Depreciation and amortization	22,646	16,630	17,771	20,190	26,822	19,991	23,973
Capital expenditures	20,770	13,095	14,438	14,892	21,920	14,411	26,291

Other Financial Data:
EBITDA(3)	$67,854	$59,847	$50,347	$91,748	$150,643	$119,073	$146,363

(1)	Prior year amounts have been reclassified to conform to current-year presentation.
(2)	Working capital is defined as current assets minus current liabilities.
(3)	EBITDA represents net income before interest, income taxes and depreciation and amortization. EBITDA is not a calculation based on U.S. generally accepted accounting principles (“U.S. GAAP”). The amounts included in the EBITDA calculation, however, are derived from amounts included in our consolidated statements of income, which form part of our historical consolidated financial statements. EBITDA should not be considered as an alternative to net income, operating income or any other indicator of our operating performance, or as an alternative to operating cash flows as a measure of liquidity. We have presented EBITDA because it is viewed as a measure of the operational strength of our business and is presented to our investors and lenders as a convenience to them. However, the EBITDA measure presented may not always be comparable to similarly titled measures reported by other companies due to differences in the components of the calculation. The table below reconciles net income, calculated according to U.S. GAAP, to EBITDA.
Reconciliation of Net Income to EBITDA

						Nine Months
	Fiscal Year Ended July 31,					Ended April 30,

	2001	2002	2003	2004	2005	2005	2006

	($ in thousands)
Net Income	$27,546	$28,253	$21,420	$50,871	$81,947	$65,892	$81,698
Interest	418	82	121	1,231	8,403	6,277	8,920
Income taxes	17,244	14,882	11,035	19,456	33,471	26,913	31,772
Depreciation and amortization	22,646	16,630	17,771	20,190	26,822	19,991	23,973

EBITDA	$67,854	$59,847	$50,347	$91,748	$150,643	$119,073	$146,363

BUSINESS
Overview
     We are a leading global manufacturer and marketer of identification solutions and specialty products that identify and protect premises, products and people. Our core capabilities in manufacturing, precision engineering and materials expertise make us a leading supplier of products to targeted high-margin niche markets within the MRO market and of high-performance solutions to the OEM electronics market. Our local operating presence provides our MRO customers with solutions that allow them to respond to changing regulatory and safety requirements. In addition, we have a global footprint that allows us to quickly and consistently meet our OEM customers’ needs. We believe that our leading market positions are directly related to our ability to provide customers differentiated solutions, our commitment to quality and service and our diversified sales channels.
     We manufacture and market a wide range of products for use in diverse applications. Our facility, safety and complementary products, which include signs, hand-held printers, wire/cable markers and security products, serve to enhance safety and productivity in the workplace. Our high performance labels meet end-customers’ needs for product identification and bar coding that perform under extreme conditions. Our precision die-cut components protect, filter, shield and affix components inside electronic, telecommunications and other equipment, including mobile communication devices and hard disk drives. The products we manufacture often require a high degree of precision or the application of specialty materials with chemical and physical properties suited for specific uses. We are committed to continuing our technological and engineering innovation, and employ approximately 180 full-time chemists and engineers in research and development activities.
     We are a global company with manufacturing facilities in 17 countries. As of April 30, 2006, we employed approximately 5,600 people, and, as a result of our acquisition of Tradex Converting AB on May 23, 2006, we added approximately 1,000 additional employees. See “Summary—Recent Developments”. We manage, operate and segment our business into three geographic regions. For the nine months ended April 30, 2006, we derived approximately 50% of our net sales from North, Central and South America, 32% from Europe and 19% from Asia. As of April 30, 2006, approximately 34% of our employees were located in developing countries including Brazil, China, India, Malaysia, Mexico, Singapore, South Korea and Thailand, as compared to 13% as of April 30, 2003. In addition, the acquisition of Tradex Converting on May 23, 2006 added employees in Brazil, China, Mexico and South Korea.
Industry
     We manufacture and market a diverse range of products for end-customers in the MRO and OEM markets.
MRO Market
     We serve portions of the global MRO market, which encompasses the supply of a wide range of consumable products. In fiscal 2005, approximately two-thirds of our total company sales were derived from our products supplied to MRO customers. Our major product lines, which are provided to high margin niche MRO markets, include facility identification, safety and complementary products and wire identification products. Our products are marketed through multiple channels, including distribution and business-to-business direct marketing.

We have long-standing relationships with major distributors such as Fisher Scientific, Graybar, Hagemeyer and WW Grainger and provide our customers a broad range of products quickly and conveniently. In direct marketing, we leverage our strong brand names and our established direct marketing model to access a diverse and international end-customer base through the delivery of over 30 million catalogs annually.
     Demand for our MRO products is primarily driven by (i) the general health of the industrial economies of the regions in which we operate, (ii) legal and regulatory compliance requirements imposed by government agencies such as OSHA and the EPA, and their respective foreign counterparts, and (iii) the need to direct, warn, inform, train, protect and identify people. We believe the niche MRO markets in which we compete generally have growth prospects in 2006 that are moderately higher than local market GDP growth.
OEM Market
     Approximately one-third of our total company sales for fiscal 2005 were derived from solutions provided to niche OEM markets. Our major product lines in these markets include high-performance identification products for printed circuit boards and precision die-cut components for mobile telecommunications devices and hard disk drives. Through distribution and a direct sales force, we provide our OEM customers with customized and stock components, global support, flexible manufacturing capacity and precision converting capabilities. We market our OEM solutions directly to global manufacturers such as Motorola, Nokia, Seagate, Siemens, Sony Ericsson and Western Digital.
     Demand for our OEM solutions is primarily driven by the strength of the electronics and mobile telecommunications industries, as well as technological advances in these industries. We continue to benefit as the end products in the markets we serve become more complex creating demand for more of our capabilities. We believe the niche OEM markets in which we compete generally have growth prospects in 2006 of approximately twice the rate of local market GDP growth.
Competitive Strengths
     Our objective is to be the leader in each niche market we serve. We believe that the factors set forth below provide us with a competitive advantage and have contributed to our superior financial performance.
     Leader in Fragmented Markets. We compete in niche markets where we believe we are often the leading supplier with the manufacturing expertise, infrastructure, channels and sales resources necessary to provide the required product or comprehensive solution. For example, we believe we are the leading supplier of wire identification products to the North American MRO market and of precision die-cut components to the mobile telecommunications market. We believe our leadership positions make us a preferred supplier to many of our customers and enable us to be successful in our markets, which are generally fragmented and populated with smaller or regional competitors.
     Differentiated Solutions and Commitment to Innovation. We believe our sophisticated engineering and manufacturing capabilities, as well as our unparalleled materials expertise, give us a competitive advantage in supplying customized or high specification product solutions to meet individualized customer needs. We have been successful in identifying and incorporating innovative technologies to create integrated and precise solutions. Additionally, we are able to use our materials expertise and our investment in research and development to develop unique products to meet the demands of end-customers in new, faster growing markets adjacent to our traditional markets such as laboratory identification. From fiscal 2003 through the nine-month period ended April 30, 2006, we invested over $87.7 million in product development.
     Operational Excellence. We have achieved continuous improvement in operational productivity. We employ well-developed problem solving techniques and invest in state-of-the-art equipment to capture efficiencies. We are vertically integrated and design, manufacture and market a majority of the products we sell. We have invested heavily over the last several years to centralize our North American distribution network and to standardize our SAP software applications. We have consistently generated positive free cash flow by continually reducing our costs and improving our inventory management and the efficiency of our manufacturing operations. In addition, our focus on operational excellence has helped us deliver superior EBITDA margins and returns on invested capital as compared to similar companies in our markets.
     Broad Customer Base and Geographic Diversity. We believe our global infrastructure mitigates the impact of an economic downturn on our business in any particular country or region, enables us to act as a primary supplier to many of our global customers and provides a solid platform for further expansion. Sales from our international operations increased from 44.4% of net sales in fiscal 2000 to 55.3% of net sales in fiscal 2005 and 56.8% through nine months of fiscal 2006. Our global presence benefits many of our customers who seek a single or primary supplier to meet their global design and manufacturing requirements. We have over 500,000 end-customers that operate in over a dozen industries. As a result of the Tradex Converting acquisition, our largest customer represents approximately 7.5% of our net sales.
     Disciplined Acquisition and Integration Strategy. We have a dedicated team of experienced professionals that employ a disciplined acquisition strategy to acquire companies that yield sustainable shareholder value. We apply strict financial standards to evaluate all acquisitions using a model focused on return on invested capital. Since 1996, we have acquired and integrated 41 companies to expand our geographic and market footprint, increase our market share and add new technological capabilities. We believe our successful acquisition track record demonstrates our ability to identify and integrate acquisitions of companies that meet our selective criteria.
     Channel Diversity and Strength. We utilize a wide range of channels to reach customers across a broad array of industries. We employ direct marketing expertise to meet our customers’ need for convenience. We also have long-standing relationships with, and are a preferred supplier to, many of our largest distributors. In addition, we employ a global sales team to support both distributors and end users to serve their productivity, tracking and safety requirements. We believe our strong brands and reputation for quality, innovation and rapid delivery contribute to the popularity of our products with distributors, OEMs, resellers and other customers.
     Deep and Talented Team. We believe that our management team has substantial depth in critical operational areas and has demonstrated success in reducing costs, integrating acquisitions and improving processes through economic cycles. The international experience of our management team and our commitment to developing strong management teams in each of our local operations is a competitive advantage. In addition, we believe we employ a world-class team of people and dedicate significant resources to recruiting people committed to excellence and investing in their potential. The depth and breadth of knowledge within our entire organization strengthens relationships with our customers and suppliers and enables us to provide our customers with a high level of product and industry expertise.
Business Strategies
     Our primary growth objectives are to build upon our leading market positions, to improve our performance and profitability and to expand our existing activities through a multi-prong strategic approach that incorporates both organic growth and acquisitions.
     Capitalize on Growing Niche Markets. We believe we can leverage our premier reputation, our global footprint and our strength in manufacturing and materials expertise to capitalize on growth in our existing niche markets. We believe our MRO business has growth prospects in 2006 moderately higher than local market GDP growth rates. We believe this growth will be primarily driven by the general health of regional industrial economies, changes in legal and regulatory compliance requirements and the increased need of customers to identify their assets and protect their employees. Demand for our OEM products is primarily driven by the strength of various electronics markets, such as mobile telecommunications, disk drives and computers, as well as technological advances in these industries. We believe the niche OEM markets in which we compete generally have growth prospects in 2006 of approximately twice the rate of local GDP growth and we expect the number of mobile telecommunication devices shipped to increase by 15% in calendar 2006 and the number of hard disk drives shipped to increase by 12% to 15% in calendar 2006.
     Increase Market Share. Many of our markets are fragmented and populated with smaller or regional competitors. We believe that we will be able to leverage our significant investment in new product development and our global sales, operations and distribution capabilities to increase market share. We have a dedicated and experienced sales team that works closely with existing customers to identify and capture new opportunities. We plan to leverage the strength of our brands, the quality of our products and our long-standing relationships with key customers to build upon our current market positions. We also believe that we will be able to expand our distribution channels to capture new customers.
     Enter New Markets. We believe that we can leverage our quality products, global infrastructure, channel relationships and selling capabilities to effectively enter new markets, many of which are fragmented and populated with smaller competitors. For example, we are expanding our precision die-cut capabilities into the medical market and our identification solutions into the laboratory identification market. Through product innovation and development activities, we introduce new technologies and differentiated products as well as seek additional applications for products in existing and new markets. We review our product portfolio on a regular basis through our standardized review process in order to identify new product opportunities.
     Expand Geographically. Our long-term strategy involves the pursuit of growth opportunities in a number of markets outside of the United States. As of the end of April 2003, we operated in 20 countries and employed approximately 500 people in developing regions. We have since aggressively committed to low cost manufacturing and being in close proximity to our customers. As a result, as of the end of April 2006, we operated in 27 countries and employed nearly 1,900 people in developing regions. We have made strategic acquisitions and have invested heavily in our global infrastructure and flexible manufacturing capacity in order to follow our customers into new geographies. Our regional management structure is a key component in effectively entering and competing in new geographies.

     Pursue Strategic Acquisitions. We intend to continue to make complementary strategic acquisitions to further our goal of strengthening our market positions and entering new markets and geographies. We believe we can drive substantial value creation through capitalizing on our acquisition and integration acumen to continue to be a successful leading acquirer in the markets in which we operate. See “Summary—Recent Developments”.
     Improve Profitability. We will continue to focus on improving our operating efficiency. We continue to have opportunities to reduce costs and improve productivity and return on assets. We are an acquisitive company and believe that each acquisition provides us with additional opportunities to improve our performance as well as the performance of the acquired company. We often continue to realize synergies with acquired companies several years after the acquisition date.
Products
     We are vertically integrated; designing, developing, coating, and producing most of our identification signs, labels and printing systems. Our labels are manufactured out of a variety of films, predominantly coated by us, for applications in the following markets: electronic, industrial, electrical, utility, laboratory, and security. We also manufacture specialty tapes and related products that are characterized by high-performance printable top coats and adhesives, most of which are formulated by us, to meet high-tolerance requirements of the industries in which they are used.
     Our stock and custom products consist of over 300,000 stock-keeping units, including complete identification systems that are used by our customers to create a safer work environment, improve production and operating efficiencies, and increase the utilization of assets through tracking and inventory process controls. Major product categories include: facility and safety signs and identification labels, tags and markers, pipe and valve markers, asset identification tags, lockout/tagout products, security and traffic control products, and printing systems and software for creating safety and regulatory software; wire and cable markers, high-performance labels, laboratory identification labels and printing systems, stand-alone printing systems, bar-code and other software, automatic identification and data collection systems; and precision die-cut solutions.
     Some of our stock products were originally designed, developed and manufactured as custom products for a specific customer. However, such products have frequently created wide industry acceptance and have become stock items offered by us through mail order and distributor sales. Our most significant types of products are described below.
Facility and Safety Identification
     Safety and informational signs and printers for use in a broad range of industrial, commercial, governmental and institutional applications. These signs are either self-adhesive or mechanically mounted, are designed for both indoor and outdoor use and are manufactured to meet standards issued by OSHA, EPA and a variety of industry associations in the United States and abroad. Our sign products include admittance, directional and exit signs; electrical hazard warnings; energy conservation messages; fire protection and fire equipment signs; hazardous waste labels; hazardous and toxic material warning signs; transformers and power pole markers; personal hazard warnings; housekeeping and operational warnings; pictograms; radiation and laser signs; and safety practices signs and regulatory markings.

     Warehouse identification products including self-adhesive and self-aligning die-cut numbers and letters, labels, and tags used to locate and identify inventory in storage facilities such as warehouses, factories, stockrooms and other industrial facilities.
     Self-adhesive and mechanically applied stock and custom-designed pipe markers, and plastic and metal valve tags for the identification of pipes and control valves in the mechanical contractor and process industry markets. These products are designed to help identify and provide information as to the contents, direction of flow and special hazardous properties of materials contained in piping systems, and to facilitate repair or maintenance of the systems.
     Lockout/ Tagout Products—Under OSHA regulations, all energy sources must be “locked out” while machines are being serviced or maintained to prevent accidental engagement and injury. Our products allow our customers to comply with these regulations and to ensure worker safety for a wide variety of energy- and fluid-transmission systems and operating machinery.
     Security and traffic control products including a variety of self-expiring badges, security seals, parking permits and wristbands designed for visitor control in financial, governmental, educational and commercial facilities including meeting and convention sites. Some of these products make use of migratory ink technology, which, upon activation, starts a timed process resulting in an altered message, color or design to indicate expiration. We also offer a wide variety of traffic control devices including traffic signs, directional and warning signs, parking tags and permits, barriers, cones and other products including barricading, visual warning systems, floor-marking products, safety badges, photo-identification kits, and first aid cabinets/kits, among others.
     Asset-identification products that are an important part of an effective asset-management program in a wide variety of markets. These include self-adhesive or mechanically mounted labels or tags made of aluminum, brass, stainless steel, polycarbonate, vinyl, polyester, mylar and paper. These products are also offered in tamper-evident varieties, and can be custom designed to ensure brand protection from counterfeiting.
Wire and Cable Identification
     We manufacture a broad range of wire- and cable-marking products, including labels, sleeves and software that allow customers to create their own labels, and printers to print and apply them. These products mark and identify wires, cables and their termination points to facilitate manufacturing, construction, repair or maintenance of equipment, and data communication and electrical wiring systems used in virtually every industrial, power, and communication market.
High Performance Identification
     We produce a complete line of label materials to meet customers’ needs for identification requirements for product identification and bar coding that perform under harsh or demanding conditions, such as extreme temperatures, or environmental or chemical exposure. We print stock and custom labels and also sell unprinted materials to enable customers to print their own labels, using a variety of printer and software products we developed.

Precision Die-Cut Solutions
     We develop customized precision die-cut components that are used to seal, insulate, protect, shield or provide other mechanical performance properties in the assembly of electronic, telecommunications and other equipment, including mobile telecommunications devices, personal data assistants, computer hard disk drives, computers and other devices. Solutions include not only the materials and converting, but also automatic placement and other value-added services. We also provide converting services to the medical market for materials used in in-vitro diagnostic kits and patient monitoring.
Other Products
     We also design and produce various computer software packages, industrial thermal-transfer printers and other electromechanical devices to serve the growing and specialized needs of customers in a wide variety of markets. Industrial labeling systems, software, tapes, ribbons and label stocks provide customers with the resources and flexibility to produce signs and labels on demand at their site.
     We also sell a variety of other products, none of which currently individually accounts for a significant portion of our sales, including: automatic identification and data collection solutions including bar-code-label-generating software and bar-code tags and labels to enable accurate tracking of manufacturing, warehousing, receiving and shipping data; lettering and labeling systems, poster printers, laminators and supplies to education and training markets; and hospital and clinical labels.
Marketing and Sales
     We seek to offer the right product with rapid response times and superior service so that we can provide solutions to customers that are better, faster and more economical than those available from our competitors. We market and sell our products domestically and internationally through multiple channels including direct sales, distributors, mail order, business-to-business catalog marketing, retail, and electronic access through the Internet. We have thousands of established relationships with a broad range of electrical, safety, industrial and other domestic and international distributors. Our sales force seeks to establish and foster ongoing relationships with the end-users and distributors by providing technical support and product-application expertise.
     We also direct market certain of our products and those of other manufacturers by catalog sales in both domestic and international markets. Such products include industrial and facility identification products, safety and regulatory-compliance products and original equipment manufacturer component products, among others. Catalog operations are conducted through offices in the U.S., Australia, Brazil, Canada, England, France, Germany, and Italy, and include foreign-language catalogs.
     Our products are sold in a wide variety of markets within the larger MRO and OEM markets, including electrical, electronic, telecommunications, governmental, public utility, commercial office, computer disk drive, construction, general manufacturing, laboratory, transportation equipment and education.

Brands
     Our products go to market under a variety of brand names. The Brady brand includes high-performance labels, printers, software, safety and facility identification products, lock-out/tag-out products, and precision die-cut parts and specialty materials. Other die-cut materials are marketed as Brandon, Balkhausen, ID Technology, or Tradex Converting products. Safety and facility identification products are marketed under the Safety Signs Service brand, with some lockout/tagout products offered under the Prinzing brand. In addition, safety identification is marketed under the Electromark brand; poster printers for education and government markets are offered under the Varitronic name brand; direct marketing safety and facility identification products are offered under the Seton, Emedco, Signals, Signs & Labels and Personnel Concepts names; security and identification badges and systems are included in the Temtec, B.I.G., Indenticard/ Identicam, STOPware and J.A.M. Plastics brands; hand-held regulatory documentation systems are available under the Tiscor name; and automatic identification and bar code software is offered under the Teklynx brand.
Manufacturing Process and Raw Materials
     We manufacture the majority of the products we sell, and purchase certain items from other manufacturers. Products manufactured by us generally require a high degree of precision and the application of adhesives with chemical and physical properties suited for specific uses. Our manufacturing processes include compounding, coating, converting, software development and printer design and assembly. The compounding process involves the mixing of chemical batches for primers, top coatings and adhesives, in solvent or water-based materials. The coatings and adhesives are applied to a wide variety of materials including polyester, polyimide, cloth, paper, metal and metal foil. The converting process may include embossing, perforating, laminating, die cutting, slitting, and printing or marking the materials as required. We produce the majority of the adhesive stocks and top-coated materials through an integrated manufacturing process. These integrated manufacturing processes permit greater flexibility to meet customer needs in product design and manufacture, and an improved ability to provide specialized products designed to meet the needs of specific applications. Our “cellular” manufacturing processes and “just-in-time” inventory control are designed to attain profitability in small orders by emphasizing flexibility and the maximization of assets through quick turnaround and delivery, balanced with optimization of lot sizes. Most of our manufacturing facilities have received ISO 9001 or 9002 certification.
     The materials used in the products manufactured by us consist primarily of plastic sheets and films, paper, metal and metal foil, cloth, fiberglass, inks, dyes, adhesives, pigments, natural and synthetic rubber, organic chemicals, polymers, solvents and electronic components and subassemblies. In addition, we purchase finished products for resale. We purchase raw materials, components and finished products from many suppliers. Generally, we are not dependent upon any single supplier for most critical base materials or components. In some cases we have chosen to sole source materials, components or finished items for design or cost reasons. In these cases, disruptions in supply could have an impact on results for a period of time. In most cases, these disruptions would simply require qualification of new suppliers and the disruption would be modest. In a few cases, the qualification process could be more costly or take a longer period of time. In the most dramatic of cases, such as a global shortage of a critical material or component, the financial impact could be significant.

Technology and Product Development
     We focus our research and development efforts on material development, printing systems design and software development. Material development involves the application of surface chemistry concepts for top coatings and adhesives applied to a variety of base materials. Systems design integrates materials, embedded software and a variety of printing technologies to form a complete solution for customer applications or our own production requirements. Our research and development team of chemists and engineers also supports production and marketing efforts by providing application and technical expertise.
     We possess patents covering various aspects of adhesive chemistry, electronic circuitry, computer-generated wire markers, printing systems, systems for aligning letters and patterns, and visually changing paper. Although we believe that our patents are a significant factor in maintaining market position for certain products, technology in the areas covered by many of the patents is evolving rapidly and may limit the value of such patents. Our business is not dependent on any single patent or group of patents.
     We conduct much of our research and development activities at the Frederic S. Tobey Research and Innovation Center (approximately 39,600 sq. ft.) in Milwaukee, Wisconsin. We spent approximately $18.9 million, $23.0 million and $25.1 million in fiscal 2003, 2004, and 2005, respectively, on our research and development activities, and have spent $20.7 million on such activities during the first nine months of fiscal 2006. We employ approximately 180 full-time chemists and engineers engaged in research and development activities for us. Additional research projects were conducted in our facilities in Europe and Singapore and under contract with universities, other institutions and consultants.
     Our name and our registered trademarks are important to each of our business segments. In addition, we own other important trademarks applicable to only certain of our products.
International Operations
     In fiscal 2003, 2004, and 2005, sales from international operations accounted for 52.3%, 55.2% and 55.3%, respectively, of our sales and, through the first nine months of fiscal 2006, sales from international operations accounted for 56.8% of our sales. Our global infrastructure includes subsidiaries in Australia, Belgium, Brazil, Canada, China, Denmark, France, Germany, Hungary, Italy, Japan, Malaysia, Mexico, Norway, Singapore, Slovakia, Sweden, Thailand, and the United Kingdom, with additional sales offices in India, Korea, Netherlands, Philippines, Spain, and Taiwan. We further market our products to parts of Eastern Europe and the Middle East. Several of these locations manufacture or have the capability to manufacture certain of the products they sell.
Competition
     The markets for most of our products are competitive. We believe that we are one of the leading domestic producers of self-adhesive wire markers, safety signs, pipe markers, precision die-cut materials and bar-code-label-generating software. We compete for business principally on the basis of production capabilities, engineering, and research and development capabilities, materials expertise, our global footprint, customer service and price. Product quality is determined by factors such as suitability of component materials for various applications, adhesive properties, graphics quality, durability, product consistency and workmanship. Competition in many of our product markets is highly fragmented, ranging from smaller companies offering only one or a few types of products, to some of the world’s major adhesive and electrical product companies offering some competing products as part of their overall product lines. A number of our competitors are larger than us and have greater resources. Notwithstanding the resources of these competitors, management believes that we provide a broader range of identification solutions than any of our competitors, and that our global infrastructure is a significant competitive advantage in serving large multi-national customers.
Backlog
     Average delivery time for our orders varies from one day to one month, depending on the type of product and whether the product is stock or custom-designed and manufactured. Average delivery time for the direct marketing business can be as low as the same day or the next day.
Environment
     At present, the manufacturing processes for our adhesive-based products utilize certain evaporative solvents, which, unless controlled, would be vented into the atmosphere. Emissions of these substances are regulated at the federal, state and local levels. We have implemented a number of procedures to reduce atmospheric emissions and/or to recover solvents. Management believes we are substantially in compliance with all environmental regulations.
Employees
     As of April 30, 2006, we employed approximately 5,600 people, and, as a result of our acquisition of Tradex Converting AB on May 23, 2006, we added approximately 1,000 additional employees. See “Summary—Recent Developments”. We have never experienced a material work stoppage due to a labor dispute, are not a party to any negotiated labor contracts, and consider our relations with employees to be excellent. The mix of employees is changing as we employ more people in developing countries where wage rates are lower and employee turnover tends to be higher than in developed countries.

MANAGEMENT
     Our executive officers and directors, their positions and ages as of April 30, 2006, are as follows:

Name	Age	Title

Frank M. Jaehnert	48	President, Chief Executive Officer and Director
David Mathieson	51	Vice President, Chief Financial Officer
David R. Hawke	51	Executive Vice President
Michael O. Oliver	52	Senior Vice President, Human Resources
Barbara Bolens	44	Vice President, Treasurer, Director of Investor Relations
Allan J. Klotsche	40	Vice President—Brady Asia-Pacific, Global Die Cut
Thomas J. Felmer	44	Vice President—Direct Marketing Americas
Peter C. Sephton	47	Vice President—Brady Europe
Matt O. Williamson	50	Vice President—Brady Americas
Conrad G. Goodkind	61	Secretary
Elizabeth Pungello	38	Director
Peter J. Lettenberger	68	Director
Robert C. Buchanan	66	Director
Roger D. Peirce	68	Director
Richard A. Bemis	65	Director
Philip M. Gresh	57	Director
Dr. Frank W. Harris	64	Director
Gary E. Nei	62	Director
Mary K. Bush	58	Director
Frank R. Jarc	64	Director
     Frank M. Jaehnert—Mr. Jaehnert joined us in 1995 as Finance Director of the Identification Solutions & Specialty Tapes Group. He served as Chief Financial Officer from November 1996 to January 2002. He served as Senior Vice President of Brady and President, Identification Solutions and Specialty Tapes Group from January 2002 to March 2003. In February 2003, he was appointed to his present position, effective April 1, 2003. He has served as one of our Directors since April 2003. Before joining us, he held various financial and management positions for Robert Bosch GmbH from 1983 to 1995.
     David Mathieson—Mr. Mathieson joined us in 2001 as European Finance Director, based in the U.K. In August 2003, he was appointed Vice President of Finance for North America, and named Vice President and Chief Financial Officer in December 2003. Prior to joining us, he was Vice President and Chief Financial Officer of Honeywell Europe, concluding a 20-year career with Honeywell International, Inc., which included positions in Belgium, Denmark, England and the United States. A native of Scotland, he is a Fellow of the Chartered Management Accountants Institute in the United Kingdom and studied for this qualification at Glasgow College of Commerce and Glasgow Caledonian University.
     David R. Hawke—Mr. Hawke joined us in 1979. He served as General Manager of the Industrial Products Division from 1985 to 1991. From 1991 to February 1995, he served as Managing Director—European Operations. From February 1995 to August 2001, he served as Vice President, Graphics Group. He served as Vice President, Graphics and Workplace Solutions from August 2001 to January 2002. He served as our Senior Vice President and

President, Graphics and Workplace Solutions Group from January 2002 to April 2003. In April 2003, he was appointed to his present position.
     Michael O. Oliver—Mr. Oliver joined us in February 1997 as Vice President—Human Resources. He was appointed to his present position in January 2002. Before joining us, he held various human resource positions for Unilever from 1990 to 1997.
     Barbara Bolens—Ms. Bolens joined us in 1986 and has held a wide variety of positions beginning in customer service and customer service management and progressing through product management and new product development. For the past 10 years, she has been the Assistant Treasurer and has held several other positions in the Corporate Finance Team throughout that time. She was appointed to her present position in November 2004. Ms. Bolens also holds the position of Director of Investor Relations.
     Allan J. Klotsche—Mr. Klotsche joined us in 1988. He served in a variety of sales, marketing, technical, and management roles until 1998, when he was appointed V.P. and General Manager of the Precision Tapes Group. He was appointed to his current position in April 2003.
     Thomas J. Felmer—Mr. Felmer joined us in 1989 and held several sales and marketing positions until being named vice president and general manager of Brady’s U.S. Signmark Division in 1994. In 1999 Mr. Felmer moved to Europe where he led the European Signmark business for two years, then gained additional responsibility for the combined European Seton and Signmark businesses, which he also held for two years. In 2003 Mr. Felmer returned to Milwaukee where he was responsible for our global sales and marketing processes, Brady Software businesses, and due diligence/integration of the EMED acquisition. In June 2004, he was appointed to his current position.
     Peter C. Sephton—Mr. Sephton joined us in 1997 as Managing Director—Seton-U.K. From 2001 to 2003 he served as managing director for Brady’s Identification Solutions Business in Europe. In April 2003, he was appointed to his current position. Before joining us, he served in a variety of international managerial roles with Tate and Lyle Plc, Sutcliffe Speakman Plc and Morgan Crucible Plc. He is a graduate in accountancy and law from The University of Wales (UCC).
     Matthew O. Williamson—Mr. Williamson joined us in 1979. From 1979 to 1994 he served in a variety of sales and marketing leadership roles. In 1995, Mr. Williamson served as the V.P. and General Manager of the Specialty Tape (now Diecut) business. From 1996 to 1998, Mr. Williamson served as the V.P. and General Manager of the Identification Solutions and Specialty Tapes Division. From 1998 to 2001, he served as V.P. and General Manager of the Identification Solutions Division. From 2001 to 2003 he served as V.P. and General Manager of the Global High Performance Identification Business. In April 2003, he was appointed to his current position.
     Conrad G. Goodkind—Mr. Goodkind has served as our Secretary since November 1999. He is a partner of Quarles & Brady LLP, our general counsel. He joined Quarles & Brady in 1979 and was a member of its Executive Committee from 1983 through 2005.
     Elizabeth Pungello—Dr. Pungello has served as one of our Directors since November 2003. Dr. Pungello is the great-granddaughter of Brady founder William H. Brady, Sr., and a developmental psychologist at the Frank Porter Graham Child Development Institute at the University of North Carolina at Chapel Hill. She is a member of our Finance, Governance and Technology Committees. She has served as president of the Brady Education Foundation (formerly the W.H. Brady Foundation) since January 2001.
     Peter J. Lettenberger—Mr. Lettenberger has served as one of our Directors since January 1977. Mr. Lettenberger is chair of our Finance Committee, and serves as a member of the Audit and Corporate Governance Committees. He is a retired partner of Quarles & Brady LLP, our general counsel, which he joined in 1964.
     Robert C. Buchanan—Mr. Buchanan has served as one of our Directors since November 1987. Mr. Buchanan is a member of our Compensation Committee and chairs our Corporate Governance Committee. Mr. Buchanan is the retired Chairman of the Board of Fox Valley Corporation in Appleton, Wisconsin, having assumed that position in November 1980. He is also a trustee of The Northwestern Mutual Life Insurance Company, Milwaukee, Wisconsin.
     Roger D. Peirce—Mr. Peirce has served as one of our Directors since September 1988. Mr. Peirce is a member of our Compensation, Corporate Governance and Audit Committees and Chair of the Retirement Committee. Mr. Peirce is a private investor and consultant and is a director of Journal Communications, Inc. and Allete, Inc. He was the secretary/treasurer of The Jor-Mac Company, Inc., a metal fabricator in Grafton, Wisconsin, from 1997 through 2002. He was President and CEO of Valuation Research Corporation from April 1995 to May 1996. From September 1988 to December 1993, he was President of Super Steel Products Corp. in Milwaukee, Wisconsin. Prior to that he was a managing partner for Arthur Andersen LLP, independent certified public accountants.
     Richard A. Bemis—Mr. Bemis has served as one of our Directors since January 1990 and is a member of our Compensation and Governance Committees. Mr. Bemis is President and CEO of Bemis Manufacturing Company, a manufacturer of molded plastic products in Sheboygan Falls, Wisconsin. He is also a director of the Wisconsin Public Service Corporation, Green Bay, Wisconsin.
     Philip M. Gresh—Mr. Gresh has served as one of our Directors since November 2005. Mr. Gresh has been Executive Vice President—Consumer Packaging Products and Decorating Businesses for Illinois Tool Works Inc. since 2000. Prior to his current position, he served as President of the company’s Hi-Cone Worldwide division and General Manager of Hi-Cone USA. From 1987 to 1989 he was President of Heuft USA. A graduate of Pennsylvania State University, Gresh also serves on the board of the Ocean Conservancy and on the finance committee for Edward Hospital in Naperville, Ill.
     Frank W. Harris—Dr. Harris has served as one of our Directors since November 1991. Dr. Harris is a member of our Finance Committee and Chair of the Technology Committee. Dr. Harris is a Distinguished Professor and Director of the Maurice Morton Institute of Polymer Science and Biomedical Engineering at the University of Akron, and has been on its faculty since 1983. He is also President and CEO of Akron Polymer Systems.
     Gary E. Nei—Mr. Nei has served as one of our Directors since November 1992. Mr. Nei is a member of our Finance Committee and Chair of our Compensation Committee. Mr. Nei is Chairman of Nei-Turner Media, a publishing company in Walworth, Wisconsin. He also serves as Chairman of the Beverage Testing Institute, a publishing company in Chicago, Illinois and Chairman of Tastings Imports, an importer of fine wines headquartered in Chicago, Illinois.
     Mary K. Bush—Ms. Bush has served as one of our Directors since May 2000. Ms. Bush is a member of our Finance and Compensation Committees. Ms. Bush has been President of

Bush International, LLC, a Washington D.C. firm that advises foreign governments and U.S. companies on international financial markets. Prior to establishing Bush International, Ms. Bush held several positions in financial institutions and has served three Presidents of the United States as Alternate Director of the International Monetary Fund, Managing Director of the Federal Housing Finance Board, a member of the Board of Sally Mae, and a member of the HELP Commission. Ms. Bush also is a member of the boards of directors of Mortgage Guaranty Insurance Corporation and Briggs & Stratton Corporation, a trustee of the Pioneer Funds and a member of the Advisory Boards of Washington Mutual Investors Fund and Stern Stewart.
     Frank R. Jarc—Mr. Jarc has served as one of our Directors since May 2000. Mr. Jarc is a consultant specializing in corporate development and international acquisitions. From April 1999 to March 2000 he was Senior Vice President of Corporate Development at Office Depot, an operator of office supply superstores. Between June 1996 and March 1999, he was Executive Vice President and Chief Financial Officer of Viking Office Products, a direct mail marketer of office products. Prior to that, he was Executive Vice President and Chief Financial Officer of R.R. Donnelley and Sons, a global printing company. He is chair of our Audit Committee and serves on the Technology Committee.

UNDERWRITING
     Under an underwriting agreement dated June 22, 2006, we have agreed to sell to the underwriters named below the indicated numbers of shares of our Class A Common Stock.

Underwriter	Number of Shares

Robert W. Baird & Co. Incorporated	2,000,000
Credit Suisse Securities (USA) LLC	800,000
Wachovia Capital Markets, LLC	800,000
BMO Capital Markets Corp.	400,000

Total	4,000,000

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of our Class A Common Stock in the offering if any are purchased, other than those shares covered by the over-allotment option we describe below.
     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 600,000 additional shares of our Class A Common Stock at the public offering price less the underwriting discounts and commissions and less an amount per share equal to any cash dividend payable by us on shares of our Class A Common Stock initially purchased by the underwriters but only to the extent that such dividend is not payable on the shares of Class A Common Stock to be purchased upon the exercise of the over-allotment option due to the timing of the record date. The option may be exercised only to cover any over-allotments of our Class A Common Stock.
     The underwriters propose to offer the shares of our Class A Common Stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at such price less a selling concession of up to $0.97 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/ dealers. After the offering, the underwriters may change the public offering price and concession and discount to broker/ dealers. As used in this section:

•	Underwriters are securities broker/ dealers that are parties to the underwriting agreement and will have a contractual commitment to purchase shares of our Class A Common Stock from us.

•	Selling group members are securities broker/ dealers to whom the underwriters may sell shares of our Class A Common Stock at the public offering price less the selling concession above, but who do not have a contractual commitment to purchase shares from us.

•	Broker/dealers are firms registered under applicable securities laws to sell securities to the public.

•	The syndicate consists of the underwriters and the selling group members.
     The following table summarizes the compensation to be paid to the underwriters:

	Per Share		Total

	Without Over-	With Over-	Without Over-	With Over-
	Allotment	Allotment	Allotment	Allotment

Underwriting discounts and commissions payable by us	$1.62	$1.62	$6,480,000	$7,452,000

     The underwriting fee will be an amount equal to the offering price per share to the public of the Class A Common Stock, less the amount paid by the underwriters to us per share of common stock. The underwriters’ compensation was determined through arms’ length negotiations between us and the underwriters.
     We estimate the expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $500,000. Expenses include the U.S. Securities and Exchange Commission (“SEC”) filing fees, New York Stock Exchange listing fees, printing, legal, accounting and transfer agent and registrar fees, and other miscellaneous fees and expenses.
     We and our directors and key officers have agreed not to offer, sell, transfer, pledge, contract to sell, transfer or pledge, or file with the SEC a registration statement under the U.S. Securities Act of 1933, as amended (“Securities Act”), relating to any additional shares of our Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of our Class A Common Stock without the prior written consent of Robert W. Baird & Co. Incorporated for a period of 90 days after the date of this prospectus, except that these restrictions will not apply to (i) our ability to grant employee or director stock options under the terms of stock option plans in effect on the date of this prospectus, provided such options are granted at fair market value and in amounts and with exercise terms consistent with our past practice, or to issue our common stock upon any exercise of these options, or (ii) the sale by three of our executive officers, including our chief executive officer, of up to approximately 115,000 shares of Class A Common Stock pursuant to trading plans that existed prior to the date of this prospectus supplement and that comply with the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”). The restrictions will also not apply to transfers by our directors and key officers by gift, will or intestacy so long as the transferee agrees not to make further transfers of the shares during the 90-day period. The 90-day period may be extended under certain circumstances when we announce earnings or material news or a material event during the last 17 days of the 90-day period, or if prior to the expiration of the 90-day period we announce that we will release earnings within the 16-day period after the last day of the 90-day period.
     We have agreed to indemnify the underwriters against liabilities under the Securities Act or to contribute to payments that the underwriters may be required to make in that respect.
     The shares of our Class A Common Stock are traded on the New York Stock Exchange under the symbol “BRC”.
     Some of the underwriters and their affiliates have provided, and may provide in the future, advisory and investment banking services to us, for which they have received and would receive customary compensation. An affiliate of BMO Capital Markets, one of the underwriters in the offering, is among the creditors under our revolving credit facility to which the proceeds received by us in this offering will be applied. The affiliate of BMO Capital Markets will receive more than 10% of the net proceeds from this offering in the form of repayment of borrowings outstanding under our credit facility. Accordingly, this offering is being made pursuant to NASD Rule 2710(h).
     The underwriters may engage in over-allotment transactions, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Exchange Act.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position.

•	Stabilizing transactions permit bids to purchase shares of our Class A Common Stock so long as the stabilizing bids do not exceed a specified maximum.
     Syndicate covering transactions involve purchases of our Class A Common Stock in the open market after the distribution has been completed to cover syndicate short positions. These stabilizing transactions and syndicate covering transactions may cause the price of our Class A Common Stock to be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.
     Each underwriter has agreed that:

(i) it has not offered or sold and will not offer or sell any shares of Class A Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer of transferable securities to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000 (“FSMA”);

(ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 FSMA) received by it in connection with the issue or sale of any shares of Class A Common Stock in circumstances in which Section 21(l) of the FSMA does not apply to us or in which the communication is exempt under the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005; and

(iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of Class A Common Stock in, from or otherwise involving the United Kingdom.
     In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), the underwriters have represented and agreed that on and after the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) that they have not made and will not make an offer of shares of Class A Common Stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of Class A Common Stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, on and after the Relevant Implementation Date, make an offer of shares of Class A Common Stock to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.
     For the purposes of this provision, the expression an “offer of shares of Class A Common Stock to the public” in relation to any shares of Class A Common Stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our Class A Common Stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares of our Class A Common Stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.
LEGAL MATTERS
     The validity of the shares of Class A Common Stock to be sold pursuant to this prospectus supplement will be passed upon for us by Quarles & Brady LLP, Milwaukee, Wisconsin, counsel to the Company. Our Secretary, Conrad G. Goodkind, is a Partner of Quarles & Brady LLP. As of May 31, 2006, Mr. Goodkind beneficially owned approximately 42,845 shares of our Class A Common Stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Foley & Lardner LLP, Milwaukee, Wisconsin.

INCORPORATION OF DOCUMENTS BY REFERENCE
     We are “incorporating by reference” specified documents that we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus supplement;

•	we are disclosing important information to you by referring you to those documents; and

•	information we file with the SEC will automatically update and supersede information contained in this prospectus supplement.
     We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and before the end of the offering of the securities pursuant to this prospectus supplement:

•	our Annual Report on Form 10-K for our fiscal year ended July 31, 2005;

•	our Quarterly Reports on Form 10-Q for our fiscal quarters ended October 31, 2005, January 31, 2006 and April 30, 2006;

•	our Current Reports on Form 8-K dated September 13, 2005, November 17, 2005, February 14, 2006, February 16, 2006, April 7, 2006, May 26, 2006 and June 5, 2006; and

•	that portion of our Registration Statement on Form 8-A filed April 27, 1999 that describes our Class A Common Stock in Item 1 thereof, which incorporates the description from the description of our capital stock contained in our Registration Statement on Form S-3 (Registration Statement No. 333-04155), filed May 21, 1996, and any further amendment or report updating that description.
     Information in this prospectus supplement supersedes related information in the documents listed above, and information in subsequently filed documents supersedes related information in this prospectus supplement, the accompanying prospectus and the incorporated documents.
     We will promptly provide, without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus supplement, other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents. Requests should be directed to:
Investor Relations
Brady Corporation
P.O. Box 571
Milwaukee, Wisconsin 53201-0571
(414) 438-6918

WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and current reports and other information with the SEC. We have also filed a registration statement on Form S-3, including exhibits and schedules, under the Securities Act of 1933 with respect to the securities offered by this prospectus supplement. This prospectus supplement is part of that registration statement, but does not contain all of the information included in the registration statement or the exhibits and schedules. You may read and copy the registration statement and any reports, statements or other information filed by us with the SEC at the SEC’s public reference facility at Room 1580, 100 F Street, N.E., Washington, D.C. 20549.
     You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports and other information regarding issuers like us that file electronically with the SEC. You may also obtain copies of these materials through our web site, http://www.investor.bradycorp.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this prospectus supplement.
     Our Class A Common Stock is listed on the New York Stock Exchange under the symbol “BRC” and reports and other information concerning us can be inspected at the New York Stock Exchange located at 20 Broad Street, New York, New York 10005.

INDEX TO HISTORICAL CONSOLIDATED
FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Brady Corporation
Milwaukee, WI
     We have audited the accompanying consolidated balance sheets of Brady Corporation and subsidiaries (the “Company”) as of July 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ investment and cash flows for each of the three years in the period ended July 31, 2005. Our audits also included the financial statement schedule listed in the index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Brady Corporation and subsidiaries at July 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2005, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of July 31, 2005, based on the criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 29, 2005 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
DELOITTE & TOUCHE LLP
Milwaukee, WI
September 29, 2005

BRADY CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands)

	July 31,

	2005	2004

ASSETS
Current Assets:
Cash and cash equivalents (Note 1)	$72,970	$68,788
Short term investments (Note 1)	7,100	5,150
Accounts receivable, less allowance for losses ($3,726 and 3,869, respectively)	123,453	105,322
Inventories (Note 1):
Finished products	38,827	32,448
Work-in-process	9,681	6,550
Raw materials and supplies	22,227	13,933

Total inventories	70,735	52,931
Prepaid expenses and other current assets (Notes 1, 3 and 4)	28,114	23,302

Total current assets	302,372	255,493

Other Assets:
Goodwill (Note 1)	332,369	275,897
Other intangibles assets (Note 1)	71,647	45,879
Deferred income taxes (Note 4)	39,043	29,551
Other	6,305	4,975
Property, plant and equipment (Note 1):
Cost:
Land	6,388	6,242
Buildings and improvements	65,007	58,850
Machinery and equipment	157,093	153,467
Construction in progress	6,510	1,468

	234,998	220,027
Less accumulated depreciation	136,587	133,922

Property, plant and equipment—net	98,411	86,105

Total	$850,147	$697,900

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current Liabilities:
Accounts payable	$52,696	$42,103
Wages and amounts withheld from employees	49,620	41,872
Taxes, other than income taxes	4,815	3,852
Accrued income taxes	24,028	12,399
Other current liabilities (Note 3)	29,649	23,529
Short-term borrowings and current maturities on long-term obligations (Note 5)	4	32

Total current liabilities	160,812	123,787
Long-term obligations, less current maturities (Note 5)	150,026	150,019
Other liabilities (Notes 2, 3, and 4)	42,035	20,779

Total liabilities	352,873	294,585

Stockholders’ Investment (Notes 1 and 6):
Common Stock:
Class A Nonvoting—Issued 45,792,199 and 44,690,798 shares, respectively (aggregate liquidation preference of $38,236 and $37,316 at July 31, 2005 and 2004, respectively)(1)	458	447
Class B Voting—Issued and outstanding 3,538,628 shares(1)	35	35
Additional paid-in capital	99,029	72,625
Earnings retained in the business	382,880	322,224
Treasury stock—85,344 and 69,314 shares, respectively of Class A nonvoting common stock, at cost(1)	(1,575)	(1,074)
Cumulative other comprehensive income	17,497	9,340
Other	(1,050)	(282)

Total stockholders’ investment	497,274	403,315

Total	$850,147	$697,900

(1)	Adjusted for two-for-one stock split in the form of a 100% stock dividend, effective December 31, 2004.
See Notes to Consolidated Financial Statements.

BRADY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands, except per share amounts)

	Years Ended July 31,

	2005	2004	2003

Net Sales (Note 1)	$816,447	$671,219	$554,866
Cost of products sold	383,171	325,858	275,717

Gross margin	433,276	345,361	279,149
Operating Expenses:
Research and development	25,078	23,028	18,873
Selling, general and administrative	285,746	248,171	219,861
Restructuring charge—net (Note 10)	—	3,181	9,589

Total operating expenses	310,824	274,380	248,323

Operating Income	122,452	70,981	30,826
Other Income (Expense):
Investment and other income—net	1,369	577	1,750
Interest expense	(8,403)	(1,231)	(121)

Net other income (expense)	(7,034)	(654)	1,629

Income Before Income Taxes	115,418	70,327	32,455
Income Taxes (Notes 1 and 4)	33,471	19,456	11,035

Net Income	$81,947	$50,871	$21,420

Net Income Per Common Share(1) (Notes 6 and 8):
Class A Nonvoting:
Basic	$1.67	$1.08	$0.46

Diluted	$1.64	$1.07	$0.46

Dividends	$0.44	$0.42	$0.40

Class B Voting:
Basic	$1.66	$1.06	$0.45

Diluted	$1.63	$1.05	$0.44

Dividends	$0.42	$0.40	$0.39

Weighted average Class A and Class B common shares outstanding(1) (in Thousands)
Basic	48,967	47,298	46,356

Diluted	49,859	47,813	46,754

(1)	Adjusted for two-for-one stock split in the form of a 100% stock dividend, effective December 31, 2004
See Notes to Consolidated Financial Statements.

BRADY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ INVESTMENT
Years Ended July 31, 2005, 2004 and 2003
(Dollars in thousands, except per share amounts)

				Earnings
			Additional	Retained		Other		Total
	Preferred	Common	Paid-In	in the	Treasury	Comprehensive		Comprehensive
	Stock	Stock	Capital	Business	Stock	Income (Loss)	Other	Income

Balances at July 31, 2002	$2,855	$232	$41,526	$287,674	$(132)	$(7,665)	$(248)
Adjustment for two-for-one stock split, in the form of a stock dividend, effective December 31, 2004	—	230	(230)	—	—	—	—

Adjusted balances at July 31, 2002	$2,855	$462	$41,296	$287,674	$(132)	$(7,665)	$(248)
Net income	—	—	—	21,420	—	—	—	21,420
Net currency translation adjustment and other	—	—	—	—	—	9,260	—	9,260

Total comprehensive income								$30,680

Issuance of 403,320 shares of Class A Common Stock under stock option plan	—	4	4,658	—	—	—	—
Other (Note 6)	—	—	669	—	—	—	(380)
Tax benefit from exercise of stock options	—	—	609	—	—	—	—
Redemption of Preferred Stock	(2,855)	—	—	(171)	—	—	—
Purchase of 27,428 shares of Class A Common Stock	—	—	—	—	(377)	—	—
Cash dividends on Common Stock:
Class A—$.40 a share	—	—	—	(16,762)	—	—	—
Class B—$.39 a share	—	—	—	(1,356)	—	—	—

Balances at July 31, 2003	$—	$466	$47,232	$290,805	$(509)	$1,595	$(628)
Net income				$50,871				$50,871
Net currency translation adjustment and other	—	—	—	—	—	7,745	—	7,745

Total comprehensive income								$58,616

Issuance of 1,607,058 shares of Class A Common Stock under stock option plan	—	16	19,406	—	—	—
Other (Note 6)	—	—	—	—	—	—	346
Tax benefit from exercise of stock options	—	—	4,406	—	—	—	—
Purchase of 32,790 shares of Class A Common Stock	—	—	—	—	(565)	—	—
Stock-based compensation expense	—	—	1,581	—	—	—	—
Cash dividends on Common Stock:	—	—	—	—	—	—	—
Class A — $.42 a share	—	—	—	(18,025)	—	—	—
Class B — $.40 a share	—	—	—	(1,427)	—	—	—

Balances at July 31, 2004	$—	$482	$72,625	$322,224	$(1,074)	$9,340	$(282)
Net income	—	—	—	$81,947	—	—	—	$81,947
Net currency translation adjustment and other	—	—	—	—	—	8,157	—	8,157

Total comprehensive income								$90,104

Issuance of 1,117,431 shares of Class A Common Stock under stock option plan	—	11	15,722	—	—	—	—
Other (Note 6)	—	—	—	—	—	—	(768)
Tax benefit from exercise of stock options	—	—	5,385	—	—	—	—
Purchase of 16,030 shares of Class A Common Stock	—	—	—	—	(501)	—	—
Stock-based compensation expense	—	—	5,297	—	—	—	—
Cash dividends on Common Stock:
Class A—$.44 a share	—	—	—	(19,793)	—	—	—
Class B—$.42 a share	—	—	—	(1,498)	—	—	—

Balances at July 31, 2005	$—	$493	$99,029	$382,880	$(1,575)	$17,497	$(1,050)

(1)	Adjusted for two-for-one stock split in the form of a 100% stock dividend, effective December 31, 2004.
See Notes to Consolidated Financial Statements.

BRADY CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Years Ended July 31,

	2005	2004	2003

Operating Activities:
Net income	$81,947	$50,871	$21,420
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26,822	20,190	17,771
Income tax benefit from the exercise of stock options	5,385	4,406	608
Deferred income taxes	(2,653)	5,172	(1,915)
Loss on sale of property, plant and equipment	743	321	55
Provision for losses on accounts receivable	1,216	1,450	1,523
Non-cash portion of stock-based compensation expense	5,579	1,927	289
Net restructuring charge accrued liability	—	3,221	6,926
Changes in operating assets and liabilities (net of effects of business acquisitions):
Accounts receivable	(7,132)	(11,979)	4,334
Inventories	(11,847)	(6,791)	4,140
Prepaid expenses and other assets	(3,572)	2,168	(1,179)
Accounts payable and accrued liabilities	8,827	15,210	(1,940)
Income taxes	9,662	(393)	4,636
Other liabilities	4,126	1,873	648

Net cash provided by operating activities	119,103	87,646	57,316

Investing Activities:
Acquisitions of businesses, net of cash acquired	(79,926)	(228,928)	(23,912)
Purchases of short-term investments	(47,025)	(38,450)	(16,750)
Sales of short-term investments	45,075	42,850	17,200
Purchases of property, plant and equipment	(21,920)	(14,892)	(14,438)
Termination of capital lease	—	—	(791)
Proceeds from sale of property, plant and equipment	390	448	257
Other	(1,686)	(1,533)	68

Net cash used in investing activities	(105,092)	(240,505)	(38,366)

Financing Activities:
Payment of dividends	(21,291)	(19,805)	(17,936)
Proceeds from issuance of common stock	15,734	19,422	4,662
Principal payments on debt	(85,604)	(161,578)	(327)
Proceeds from debt	83,000	310,000	—
Payment for redemption of preferred stock	—	—	(2,855)
Purchase of treasury stock	(1,551)	(564)	(377)
Debt issue costs	—	(1,372)	—

Net cash (used in) provided by financing activities	(9,712)	146,103	(16,833)

Effect of exchange rate changes on cash	(117)	6,939	519

Net increase in cash and cash equivalents	4,182	183	2,636
Cash and cash equivalents, beginning of year	68,788	68,605	65,969

Cash and cash equivalents, end of year	$72,970	$68,788	$68,605

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest	$7,836	$506	$43
Income taxes, net of refunds	19,358	10,977	12,789
Acquisitions:
Fair value of assets acquired, net of cash	$60,193	$96,656	$14,430
Liabilities assumed	(35,113)	(8,674)	(8,146)
Goodwill	54,846	140,946	17,628

Net cash paid for acquisitions	$79,926	$228,928	$23,912

Termination of capital lease:
Disposition of capital assets	—	—	(2,574)
Settlement of capital lease liability	—	—	3,365

Net cash paid for termination of capital lease	$—	$—	$791

See Notes to Consolidated Financial Statements.

BRADY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended July 31, 2005, 2004 and 2003

1.	Summary of Significant Accounting Policies
     Principles of Consolidation—The accompanying consolidated financial statements include the accounts of Brady Corporation and its subsidiaries (the “Company”), all of which are wholly-owned with the exception of the Company’s Thailand operations, in which a third party retains an approximately $1,200 investment. All significant intercompany accounts and transactions have been eliminated in consolidation.
     Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     Stock Dividend—All previously presented earnings per share, share amounts, and stock price data have been adjusted for a two-for-one stock split in the form of a 100% stock dividend, effective December 31, 2004.
     Fair Value of Financial Instruments—The Company believes the carrying amount of its financial instruments (cash and cash equivalents, accounts receivable and accounts payable) is a reasonable estimate of the fair value of these instruments due to their short-term nature.
     Cash Equivalents—The Company considers all highly liquid investments with maturities of three months or less when acquired to be cash equivalents, which are recorded at cost.
     Available-for-Sale Securities—The Company has invested in certain marketable securities that are categorized as available-for-sale. These investments consist of auction-rate securities, which were previously classified as cash equivalents, and have been reclassified as short-term investments available-for-sale for all periods presented. The amount of available-for-sale securities included in the consolidated balance sheets as of July 31, 2005 and July 31, 2004 was $7,100,000 and $5,150,000, respectively, and consists solely of auction rate securities. The effect of this reclassification has also been reflected in the consolidated statements of cash flows for all periods presented.
     The auction rate securities held by the Company are municipal bonds with either perpetual or intermediate to long-term maturities. The holding period of each bond is either 7, 28, 35, or 49 days and is determined when the security is issued. A Dutch auction takes place at the end of each holding period at which time the security can be sold or held. The lowest rate that sells all of the securities is the set rate for the subsequent holding period. If there are not sufficient orders to place all of the available securities, the auction is said to have “failed” and liquidity will be denied for the subsequent holding period.
     The carrying value of the available-for-sale securities approximates the aggregate fair value of the securities and there are no unrealized gains or losses on the available-for-sale securities. There were no gains or losses on available-for-sales securities during the periods presented.
     Inventories—Inventories are stated at the lower of cost or market. Cost has been determined using the last-in, first-out (“LIFO”) method for certain domestic inventories

BRADY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(approximately 37% of total inventories at July 31, 2005 and 36% of total inventories at July 31, 2004) and the first-in, first-out (“FIFO”) or average cost methods for other inventories. The carrying value of certain domestic inventories stated at FIFO cost exceeded the value of such inventories stated at LIFO cost by $8,499,000 and $7,452,000 at July 31, 2005 and 2004, respectively.
     Depreciation—The cost of buildings and improvements and machinery and equipment is being depreciated over their estimated useful lives using primarily the straight-line method for financial reporting purposes. The estimated useful lives range from 3 to 33 years as shown below.

Asset Category	Range of Useful Lives

Buildings and improvements	10 to 33 Years
Machinery and equipment	3 to 10 Years
     Goodwill and other Intangible Assets—The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits consumed, principally on a straight-line basis, over the estimated periods benefited. Intangible assets with indefinite useful lives and goodwill are not subjected to amortization. These assets are assessed for impairment annually and when deemed necessary.
     Changes in the carrying amount of goodwill for the years ended July 31, 2005 and 2004, are as follows:

	Americas	Europe	Asia	Total

Balance as of July 31, 2003	$84,267,000	$43,820,000	$2,580,000	$130,667,000
Goodwill acquired during the period	132,593,000	8,353,000	—	140,946,000
Translation adjustments and other	456,000	3,675,000	153,000	4,284,000

Balance as of July 31, 2004	$217,316,000	$55,848,000	$2,733,000	$275,897,000

Goodwill acquired during the period	8,771,000	18,326,000	28,176,000	55,273,000
Translation adjustments and other	756,000	(630,000)	1,073,000	1,199,000

Balance as of July 31, 2005	$226,843,000	$73,544,000	$31,982,000	$332,369,000

     Goodwill increased by $56,472,000 during the year ended July 31, 2005, including an increase of $1,199,000 attributable to the effects of foreign currency translation and other. The acquisitions of Emed Co, Inc. (“EMED”) and Electromark in the Americas, ID Technologies, Inc., Technology Print Supplies, Ltd., and Technology and Supply Media Co., Ltd. in Asia, and Signs & Labels Ltd., in Europe resulted in $427,000, $8,344,000, $25,926,000, $2,250,000 and $18,326,000 of additional goodwill, respectively.
     Goodwill increased by $145,230,000 during the year ended July 31, 2004, including an increase of $4,284,000 attributable to the effects of foreign currency translation and other. The acquisitions of Brandon International, Inc., Prinzing Enterprises, Inc., B.I.G. and EMED

BRADY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
resulted in $6,624,000, $12,065,000, $8,353,000 and $113,904,000 of additional goodwill, respectively.
     Other intangible assets include patents, trademarks, non-compete agreements and other intangible assets with finite lives being amortized in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” The net book value of these assets was as follows:

	July 31, 2005				July 31, 2004

	Weighted				Weighted
	Average	Gross			Average	Gross
	Amortization	Carrying	Accumulated	Net Book	Amortization	Carrying	Accumulated	Net Book
	Period (Years)	Amount	Amortization	Value	Period (Years)	Amount	Amortization	Value

Amortized other intangible assets:
Patents	16	$6,830,000	$(4,525,000)	$2,305,000	16	$6,450,000	$(3,967,000)	$2,483,000
Trademarks and other	10	1,370,000	(1,134,000)	236,000	13	911,000	(825,000)	86,000
Customer relationships	8	51,211,000	(7,244,000)	43,967,000	7	28,203,000	(1,644,000)	26,559,000
Purchased software	5	3,148,000	(1,353,000)	1,795,000	5	2,339,000	(894,000)	1,445,000
Non-compete agreements	4	6,216,000	(3,212,000)	3,004,000	3	3,130,000	(2,203,000)	927,000
Unamortized other intangible assets:
Trademarks	N/A	20,340,000	—	20,340,000	N/A	14,379,000	—	14,379,000

Total		$89,115,000	$(17,468,000)	$71,647,000		$55,412,000	$(9,533,000)	$45,879,000

     The increase in trademarks and other (both amortized and unamortized) in fiscal 2005 relates mainly to the acquisitions of Signs & Labels and Electromark, which added $4,376,000 and $1,600,000, respectively. In fiscal 2004, the acquisitions of EMED and B.I.G. added $13,900,000 and $473,000, respectively.
     The increase in customer relationships in 2005 relates mainly to the acquisitions of ID Technologies, Signs & Labels, Technology, Print & Supply and Electromark, which added $13,960,000, $5,870,000, $1,973,000 and $1,300,000, respectively. In 2004, the acquisitions of EMED and B.I.G. added $21,100,000 and $2,300,000, respectively.
     The value of the intangible assets of ID Technologies, Signs & Labels, and Technology Print Supplies in the consolidated balance sheet at July 31, 2005 differs from the value assigned to them in the allocation of purchase price due to the effect of fluctuations in the exchange rates used to translate financial statements into the United States Dollar.
     Amortization expense of intangible assets during fiscal 2005, 2004, and 2003 was $7,935,000, $2,965,000, and $1,539,000 respectively. The amortization over each of the next five fiscal years is projected to be $8,596,000, $8,240,000, $7,958,000, $7,582,000 and $6,781,000 for the years ending July 31, 2006, 2007, 2008, 2009 and 2010, respectively.
     Impairment of Long-Lived and Other Intangible Assets—The Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived and other finite-lived intangible assets may warrant revision or that the remaining

BRADY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
balance of an asset may not be recoverable. The measurement of possible impairment is based on fair value of the assets generally estimated by the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. If an impairment is determined to exist, any related impairment loss is calculated based on the fair value of the asset.
     Impairment of Goodwill—The Company evaluates goodwill under SFAS No. 142, which addresses the financial accounting and reporting standards for the acquisition of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill not be amortized, but instead be tested for impairment on at least an annual basis.
     The Company performed its annual assessments in the fourth quarter of each year. The assessments included comparing the carrying amount of net assets, including goodwill, of each reporting unit to its respective fair value as of the date of the assessment. Fair value was estimated based upon discounted cash flow analyses. Because the estimated fair value of each of the Company’s reporting units exceeded its carrying amount, management believes that no impairment existed as of the date of the latest assessment. No indications of impairment have been identified between the date of the latest assessment and July 31, 2005.
     Catalog Costs—Direct response catalog costs are primarily capitalized and amortized over the estimated useful lives of the publications (generally less than one year). Non-direct response catalog costs are recorded as prepaid supplies and amortized to advertising expense as they are consumed (less than one year). At July 31, 2005 and 2004, $13,887,000 and $11,167,000, respectively of prepaid catalog costs were included in prepaid expenses and other current assets.
     Revenue Recognition—Revenue is recognized when it is both earned and realized or realizable. The Company’s policy is to recognize revenue when title to the product, ownership and risk of loss have transferred to the customer, persuasive evidence of an arrangement exits and collection of the sales proceeds is reasonably assured, all of which generally occur upon shipment of goods to customers. The vast majority of the Company’s revenue relates to the sale of inventory to customers, and revenue is recognized when title and the risks and rewards of ownership pass to the customer. Given the nature of the Company’s business and the applicable rules guiding revenue recognition, the Company’s revenue recognition practices do not contain estimates that materially affect the results of operations.
     Sales Incentives—In accordance with the Financial Accounting Standard Board’s Emerging Issues Task Force Issue (“EITF”) No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Product,” the Company accounts for cash consideration (such as sales incentives and cash discounts) given to its customers or resellers as a reduction of revenue rather than an operating expense.
     Shipping and Handling Fees and Costs—The Company accounts for shipping and handling fees and costs in accordance with EITF Issue No. 00-10, “Accounting for Shipping and Handling Fees and Costs.” Under EITF No. 00-10 amounts billed to a customer in a sale transaction related to shipping costs are reported as net sales and the related costs incurred for shipping are reported as cost of goods sold.

BRADY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Advertising Costs—Advertising costs are expensed as incurred, except catalog costs as outlined above. Advertising expense for the years ended July 31, 2005, 2004 and 2003 were $50,405,000, $46,143,000 and $43,833,000, respectively.
     Stock Based Compensation—SFAS No. 123, “Accounting for Stock-Based Compensation,” establishes a fair value based method of accounting for stock-based compensation; however, it allows companies to continue accounting for employee stock-based compensation under the intrinsic value method prescribed by Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees.” The Company accounts for its stock based compensation plans using the intrinsic value method in accordance with APB No. 25. SFAS No. 123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure,” requires certain disclosures, including pro-forma net income and net income per share as if the fair value based accounting method had been used for employee stock-based compensation cost. The Company has adopted SFAS No. 123 through disclosure with respect to employee stock-based compensation.
     If the Company had elected to recognize compensation cost for the stock option plans based on the fair value at the grant dates for awards under those plans, consistent with the

BRADY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
method prescribed by SFAS No. 123, net income and net income per common share would have been changed to the pro forma amounts indicated below:

	2005	2004	2003

	(In thousands except, per share
	amounts)
Net income:
As reported	$81,947	$50,871	$21,420
Stock-based compensation expense recorded, net of tax effect	3,350	1,133	194
Pro-forma expense, net of tax effect	(3,344)	(2,377)	(2,232)

Pro-forma net income, net of tax effect	$81,953	$49,627	$19,382

Net income per Class A Common Share:
Basic:
As reported	$1.67	$1.08	$0.46
Pro-forma adjustments	—	(0.03)	(0.04)
Pro-forma net income per share	1.67	1.05	0.42
Diluted:
As reported	$1.64	$1.07	$0.46
Pro-forma adjustments	—	(0.03)	(0.04)
Pro-forma net income per share	1.64	1.04	0.42
Net income per Class B Common Share:
Basic:
As reported	$1.66	$1.06	$0.45
Pro-forma adjustments	—	(0.03)	(0.04)
Pro-forma net income per share	1.66	1.03	0.41
Diluted:
As reported	$1.63	$1.05	$0.44
Pro-forma adjustments	—	(0.03)	(0.04)
Pro-forma net income per share	1.63	1.02	0.40
     The fair value of stock options used to compute pro-forma net income and net income per common share disclosure is the estimated present value at grant date using the Black-Scholes option-pricing model with weighted average assumptions and the resulting estimated fair value for fiscal years 2005, 2004 and 2003 as follows:

	2005	2004	2003

Risk-free interest rate	3.11%	2.6%	3.2%
Expected volatility	31.1%	36.5%	38.5%
Dividend yield	1.94%	2.5%	2.4%
Expected option life	4.5 years	4.0 years	5.0 years
Weighted average estimated fair value at grant date	$7.04	$8.81	$9.62
     Research and Development—Amounts expended for research and development are expensed as incurred.

BRADY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Other comprehensive income—Other comprehensive income consists of foreign currency translation adjustments, net unrealized gains and losses from cash flow hedges and other investments, and their related tax effects. The components of accumulated other comprehensive income were as follows, in thousands:

	July 31, 2005	July 31, 2004

Unrealized gain on cash flow hedges	$779	$117
Deferred tax on cash flow hedges	(304)	(46)
Cumulative translation adjustments	17,022	9,269

Accumulated other comprehensive income	$17,497	$9,340

     Foreign Currency Translation—Foreign currency assets and liabilities are translated into United States dollars at end of period rates of exchange, and income and expense accounts are translated at the weighted average rates of exchange for the period. Resulting translation adjustments are included in other comprehensive income.
     Income Taxes—The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.
     Risk Management Activities—The Company is exposed to market risk, such as changes in interest rates and currency exchange rates. The Company does not hold or issue derivative financial instruments for trading purposes.
     Currency Rate Hedging—The primary objectives of the foreign exchange risk management activities are to understand and mitigate the impact of potential foreign exchange fluctuations on the Company’s financial results and its economic well-being. While the Company’s risk management objectives and strategies will be driven from an economic perspective, the Company will attempt, where possible and practical, to ensure that the hedging strategies it engages in can be treated as “hedges” from an accounting perspective or otherwise result in accounting treatment where the earnings effect of the hedging instrument provides substantial offset (in the same period) to the earnings effect of the hedged item. Generally, these risk management transactions will involve the use of foreign currency derivatives to protect against exposure resulting from intercompany sales and identified inventory or other asset purchases.
     The Company primarily utilizes forward exchange contracts with maturities of less than 12 months, which qualify as cash flow hedges. These are intended to offset the effect of exchange rate fluctuations on forecasted sales, inventory purchases and intercompany charges. The fair value of these instruments at July 31, 2005 and 2004 was $618,000 and $393,000, respectively.

BRADY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Hedge effectiveness is determined by how closely the changes in the fair value of the hedging instrument offset the changes in the fair value or cash flows of the hedged item. Hedge accounting is permitted only if the hedging relationship is expected to be highly effective at the inception of the hedge and on an on-going basis. Any ineffective portions are to be recognized in earnings immediately as a component of investment and other income.
     New Accounting Standards—In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS 123(R)”). This statement revises SFAS No. 123 by eliminating the option to account for employee stock options under APB No. 25 and generally requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (the “fair-value-based” method). The Company intends to adopt SFAS 123(R) on August 1, 2005. The Company intends to use the Black-Scholes-Merton valuation model to estimate the grant-date fair value of its equity compensation under SFAS 123(R). The Company has not yet completed the process of evaluating the impact that will result from adopting SFAS 123(R) and therefore is unable to disclose the impact that adopting SFAS 123(R) will have on its financial position and results of operations when such statement is adopted.
     In November 2004, the FASB issued SFAS No. 151, “Inventory Cost—an amendment of ARB No. 43, Chapter 4,” which is the result of its efforts to converge U.S. generally accepted accounting standards for inventories with International Accounting Standards. SFAS No. 151 requires idle facility expenses, abnormal freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that the allocation of fixed production overhead costs to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred after July 31, 2005. The Company does not believe the adoption of this standard will have a material effect on its consolidated financial statements.
     Reclassifications—Certain prior year amounts have been reclassified to conform to the current year presentation. The reclassifications did not impact the Company’s net income or net income per share.

2.	Acquisitions of Businesses
     In January 2003, the Company acquired TISCOR, located in Poway, California, an innovator in mobile workforce automation solutions, and an industry leader in designing hand-held computer software for technicians performing site and equipment inspections. The purchase price was approximately $13,500,000 in cash. The results of its operations have been included since the respective date of acquisition in the accompanying consolidated financial statements. The purchase price resulted in the allocation to intangible assets as follows: $8,200,000 to goodwill, $2,900,000 to customer relationships and $2,100,000 to software.
     In February 2003, the Company acquired Cleere Advantage Ltd., a small printing system distributor located in the United Kingdom. In April 2003, the Company acquired Etimark GmbH, located in Bad Nauheim, Germany, a leading provider of complete barcode solutions including labels, printers, applicators and software for the German market. In July 2003, the Company acquired Aztech Systems, an industrial labeling and signmaking system distributor,

BRADY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
located in Yorkshire, England. The combined purchase price for these acquisitions was approximately $8,100,000 in cash.
     The allocation of the purchase price resulted in the allocation to intangible assets as follows: $6,900,000 to goodwill, $1,300,000 to customer lists, $400,000 to patents and $300,000 to non-compete agreements.
     In September 2003, the Company acquired Brandon International, Inc. (“Brandon”) headquartered in Baldwin Park, California, with international operations in Mexico and Singapore. Brandon is a manufacturer of die-cut products. In October 2003, the Company acquired Prinzing Enterprises, Inc. (“Prinzing”) located in Warrenville, Illinois. Prinzing is a manufacturer of lockout/tagout products, signs and other safety devices. In November 2003, the Company acquired B.I.G, headquartered in the United Kingdom, a provider of badging and business card solutions. The combined purchase price for these acquisitions was approximately $31,700,000 in cash (including $1,000,000 paid in February 2005). The Prinzing acquisition agreement included provisions for contingent payments up to a maximum $1,500,000 based on certain performance criteria during fiscal year 2004. As of May 2004, these criteria were met and the entire amount was paid to the sellers. The allocation of the purchase price resulted in the allocation to intangible assets as follows: $27,000,000 to goodwill, $500,000 to trademarks, $300,000 to patents, $200,000 to non-compete agreements and $2,900,000 to customer lists.
     In May 2004, the Company acquired EMED for cash with a purchase price of $191,800,000, net of cash acquired. EMED is a direct marketer and manufacturer of identification, safety and facility management products headquartered in Buffalo, New York. The funds used to finance the purchase price came from borrowings on the Company’s revolving credit facility and from working capital.
     The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The difference between the purchase price of $191,800,000 and the net assets acquired value of $193,800,000 relates to transaction costs.

Current Assets	$40,036,000
Property, Plant & Equipment	6,800,000
Other Intangible Assets	35,300,000
Goodwill	114,331,000

Total Assets Acquired	196,467,000
Liabilities Assumed	2,667,000

Net Assets Acquired	$193,800,000

BRADY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     The following unaudited pro-forma combined information, assuming the EMED acquisition was completed on August 1, 2002, is provided for illustrative purposes only and should not be relied upon as necessarily being indicative of the historical results that would have been obtained if this acquisition had actually occurred during those periods, or the results that may be obtained in the future.

	2004	2003

	(Dollars in
	thousands)
Net Sales	$714,848	$611,938

Net Income	$57,091	$29,051

Reported net income per share: Class A
Basic	1.08	0.46
Diluted	1.07	0.46
Pro-forma net income per share: Class A
Basic	1.21	0.63
Diluted	1.20	0.62
Reported net income per share: Class B
Basic	1.06	0.45
Diluted	1.05	0.44
Pro-forma net income per share: Class B
Basic	1.19	0.61
Diluted	1.18	0.61
     Of the $35,300,000 of acquired intangible assets, $13,900,000 was assigned to trademarks that are not subject to amortization, $21,100,000 was assigned to customer relationships and is being amortized over 7 years and $300,000 was assigned to non-compete agreements, which are amortized over 2 years. Remaining tax goodwill of $94,300,000 is expected to be deductible for tax purposes over the next nine years.
     In August 2004 the Company acquired ID Technologies, a Singapore based manufacturer and supplier of pressure sensitive die-cut components and labeling products with annual sales of approximately $24,000,000. The purchase price was approximately $42,800,000 in cash. The purchase price includes a holdback amount of $6,500,000, which will be paid in August 2006 and is recorded in other liabilities in the accompanying consolidated balance sheet at July 31, 2005. Interest is imputed on the holdback at a rate of 4.9% per year. The agreement also provides for a contingent payment of no more than $2,500,000 if ID Technologies meets certain financial targets for the fiscal year ended July 31, 2005. As of July 31, 2005, the financial targets have been met and the corresponding liability is reflected in the consolidated financial statements at the maximum payment amount. Of the purchase price, $25,926,000 was assigned to goodwill and $16,017,000 was assigned to other intangible assets in the purchase price allocation. The allocation of these intangible assets included approximately $13,500,000 for customer relationships, $2,300,000 for non-compete agreements, and $217,000 of other intangible assets. There is no remaining goodwill expected to be deductible for tax purposes.

BRADY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     In February 2005, the Company acquired Electromark, a manufacturer and supplier of safety and facility identification products to the utility industry, headquartered in Wolcott, New York. The purchase price was approximately $15,100,000 in cash. Of the purchase price, a total of $3,500,000 was assigned to intangible assets other than goodwill and $8,344,000 was assigned to goodwill in the allocation of the purchase price. The intangible assets consist of approximately $1,300,000 of customer relationships, $1,600,000 of trademarks, and $600,000 of other intangible assets at the time of acquisition. Remaining tax goodwill of $52,000 is expected to be deductible for tax purposes.
     In June 2005, the Company acquired Signs and Labels Ltd., a provider of stock and custom signage, custom safety signs, architectural signs and modular signage systems for business offices, schools and hospitals in the United Kingdom. The purchase price was approximately $24,000,000 in cash. Of the purchase price, a total of $10,955,000 was assigned to intangible assets other than goodwill and $18,326,000 was assigned to goodwill in the preliminary allocation of the purchase price. The intangible assets identified in the preliminary allocation of the purchase price consist of approximately $5,800,000 of customer relationships, $4,600,000 of trademarks, and $555,000 of non-compete and other. Immediately following the acquisition, all outstanding debt of Signs & Labels, approximately $2,500,000, was repaid with cash. There is no remaining goodwill expected to be deductible for tax purposes.
     In July 2005, the Company acquired the businesses of Technology Print Supplies, Ltd., and its associate, Technology and Supply Media Co., Ltd., manufacturers and suppliers of pressure sensitive labels, nameplates and tags in Thailand. The purchase price was approximately $5,250,000 in cash. Of the purchase price, a total of $2,400,000 was assigned to intangible assets other than goodwill and $2,250,000 was assigned to goodwill in the preliminary allocation of the purchase price.
     Of the cash purchase price, a portion is being withheld until legal ownership of the facility owned by Technology Print Supplies, Ltd is transferred to Brady Corporation. The intangible assets identified in the preliminary allocation of the purchase price include approximately $1,900,000 of customer relationships and $500,000 of non-compete agreements and other. Remaining tax goodwill of $2,250,000 is expected to be deductible for tax purposes based on the preliminary allocation of the purchase price.
     The results of the operations of the acquired businesses have been included since their respective dates of acquisition in the accompanying consolidated financial statements.
     On August 2, 2005, the Company acquired STOPware, Inc. (“Stopware”), in San Jose, California. STOPware is the market leader in visitor-badging and lobby-security software used to identify and track visitors in a variety of settings. STOPware had sales of approximately $2,000,000 during the year ended July 31, 2005.
     On September 1, 2005, the Company acquired Texit AS (“Texit”), a wire-marker manufacturer headquartered in Odense, Denmark, with operations in Alesund, Norway. Texit had sales of approximately $9,000,000 in calendar 2004.

BRADY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Employee Benefit Plans
     The Company provides postretirement medical, dental and vision benefits (the “Plan”) for all regular full and part-time domestic employees (including spouses) who retire on or after attainment of age 55 with 15 years of credited service. Credited service begins accruing at the later of age 40 or date of hire. All active employees first eligible to retire after July 31, 1992, are covered by an unfunded, contributory postretirement healthcare plan where employer contributions will not exceed a defined dollar benefit amount, regardless of the cost of the program. Employer contributions to the plan are based on the employee’s age and service at retirement.
     The Company accounts for postretirement benefits other than pensions in accordance with SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions.” The Company funds benefit costs on a pay-as-you-go basis. During fiscal 2004, there was a change in the Plan relating to deductibles and co-payment amounts and is reported under plan amendments. The change reduced the accumulated benefits obligation by $552,000 during the year ended July 31, 2004.
     The following table provides a reconciliation of the changes in the Plan’s accumulated benefit obligations during the years ended July 31:

	2005	2004

	(In thousands)
Obligation at beginning of year	$12,606	$11,413
Service cost	895	866
Plan amendments	0	(552)
Interest cost	689	719
Actuarial (gain) loss	(373)	797
Other Events (Medicare Part D)	(2,227)	0
Benefit payments	(681)	(637)

Obligation at end of fiscal year	$10,909	$12,606

     The following table outlines the unfunded status of the Plan recorded as a long-term liability in the accompanying consolidated balance sheets as of July 31, 2005 and 2004:

	2005	2004

	(In thousands)
Unfunded status at July 31	$10,909	$12,606
Unrecognized net actuarial gain	3,470	997
Unrecognized prior service gain	343	376

Accumulated postretirement benefit obligation liability	$14,722	$13,979

BRADY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Net periodic benefit cost for the Plan for fiscal years 2005, 2004 and 2003 includes the following components:

	Years Ended July 31,

	2005	2004	2003

	(In thousands)
Net periodic postretirement benefit cost included the following components:
Service cost—benefits attributed to service during the period	$895	$866	$658
Prior service cost	(33)	22	22
Interest cost on accumulated postretirement benefit obligation	689	719	726
Amortization of unrecognized gain	(127)	(54)	(182)

Periodic postretirement benefit cost	$1,424	$1,553	$1,224

     The following assumptions were used in accounting for the plan:

	2005	2004

Weighted average discount rate used in determining accumulated postretirement benefit obligation liability	5.0%	6.0%
Weighted average discount rate used in determining net periodic benefit cost	6.0%	6.0%
Assumed health care trend rate used to measure APBO at July 31	11.0%	12.0%
Rate to which cost trend rate is assumed to decline (the ultimate trend rate)	5.5%	5.5%
Fiscal year the ultimate trend rate is reached	2011	2011
     The assumed health care cost trend rate has a significant effect on the amounts reported for the Plan. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	One-Percentage	One-Percentage
	Point Increase	Point Decrease

	(In thousands)
Effect on future service and interest cost	$130	$(114)
Effect on accumulated postretirement benefit obligation at July 31, 2005	713	(632)
     The mortality tables used in the valuation reports were changed to the RP 2000 tables in order to reflect the most up-to-date tables available. The effect of this change on the valuation was insignificant.

BRADY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid during the years ending July 31:

			Impact
	Prior to	After	of
	Medicare	Medicare	Medicare
	Part D	Part D	Part D

	(In thousands)
2006	$665	$603	$(62)
2007	705	591	(114)
2008	751	624	(127)
2009	804	666	(138)
2010	851	699	(152)
2011 through 2015	5,029	4,079	(950)
     The Company expects to fund approximately $603,000 in fiscal 2006, which is equivalent to total expected payments in fiscal 2006.
     In December 2003, the United States enacted into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”). The Act establishes a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D.
     In May 2004, the Financial Accounting Standards Board issued FSP 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003”. FSP 106-2 requires companies to account for the effect of the subsidy on benefits attributable to past service as an actuarial experience gain and as a reduction of the service cost component of net postretirement health care costs for amounts attributable to current service, if the benefit provided is at least actuarially equivalent to Medicare Part D.
     The Company elected to adopt FSP 106-2 effective with the fiscal year beginning August 1, 2004. The Company determined that benefits provided to certain participants are expected to be at least actuarially equivalent to Medicare Part D, and, accordingly, the Company will be entitled to a subsidy. The expected subsidy reduced the accumulated postretirement benefit obligation at August 1, 2004 by approximately $2,200,000 and net periodic cost for the year ended July 31, 2005 by $463,000 as compared with the amount calculated without considering the effects of the subsidy.
     Assumptions used to develop these reductions include those used in the determination of the annual expense under SFAS No. 106, “Employers’ Accounting for Postretirement Benefits other than Pensions,” and also include expectations of how the federal program would ultimately operate.
     The Company has retirement and profit-sharing plans covering substantially all full-time domestic employees and certain of its foreign subsidiaries. Contributions to the plans are determined annually or quarterly, according to the respective plans, based on earnings of the respective companies and employee contributions. At July 31, 2005 and 2004, $5,048,000 and

BRADY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
$4,701,000, respectively, of accrued profit-sharing contributions were included in other current liabilities in the accompanying consolidated balance sheet.
     The Company also has deferred compensation plans for directors, officers and key executives which are discussed below. At July 31, 2005 and 2004, $7,999,000 and $5,683,000, respectively, of deferred compensation was included in current and other long-term liabilities on the accompanying consolidated balance sheet.
     During fiscal 1998, the Company adopted a new deferred compensation plan that invests solely in shares of the Company’s Class A Nonvoting Common Stock. Participants in a predecessor phantom stock plan were allowed to convert their balances in the old plan to this new plan. The new plan was funded initially by the issuance of 372,728 (745,456 subsequent to two-for-one stock split in the form of a 100% stock dividend, effective December 31, 2004) shares of Class A Nonvoting Common Stock to a Rabbi Trust. All deferrals into the new plan result in purchases of Class A Nonvoting Common Stock by the Rabbi Trust. No deferrals are allowed into a predecessor plan. Shares held by the Rabbi Trust are distributed to participants upon separation from the Company as defined in the plan agreement.
     During fiscal 2002, the Company adopted a new deferred compensation plan that allows future contributions to be invested in shares of the Company’s Class A Nonvoting Common Stock or in certain other investment vehicles. Prior deferred compensation deferrals must remain in the Company’s Class A Nonvoting Common Stock. All participant deferrals into the new plan result in purchases of Class A Nonvoting Common Stock or certain other investment vehicles by the Rabbi Trust. Balances held by the Rabbi Trust are distributed to participants upon separation from the Company as defined in the plan agreement.
     The amounts charged to expense for the retirement, profit sharing and deferred compensation plans described above were $10,980,000, $9,373,000, and $8,506,000 during the years ended July 31, 2005, 2004 and 2003, respectively.

BRADY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Income Taxes
Income taxes consist of the following:

	Years Ended July 31,

	2005	2004	2003

	(Dollars in thousands)
Currently payable:
Federal	$10,002	$2,645	$1,556
Foreign	24,286	10,903	10,329
State	1,836	736	1,065

	36,124	14,284	12,950

Deferred provision (credit):
Federal	(1,215)	1,075	(2,004)
Foreign	(855)	3,558	851
State	(583)	539	(762)

	(2,653)	5,172	(1,915)

Total	$33,471	$19,456	$11,035

     Deferred income taxes result from temporary differences in the recognition of revenues and expenses for financial statement and income tax purposes.
Income before income taxes consists of the following:

	Years Ended July 31,

	2005	2004	2003

	(Dollars in thousands)
Domestic	$36,985	$15,911	$3,371
Foreign	78,433	54,416	29,084

Total	$115,418	$70,327	$32,455

BRADY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     The approximate tax effects of temporary differences are as follows:

	July 31, 2005

	Assets	Liabilities	Total

	(Dollars in thousands)
Inventories	$3,203		$3,203
Prepaid catalog costs		$(2,130)	(2,130)
Employee benefits	1,675		1,675
Allowance for doubtful accounts	391		391
Other, net	3,016		3,016

Current	8,285	(2,130)	6,155

Depreciation and amortization		(16,873)	(16,873)
Intangibles	23,568		23,568
Capitalized R&D expenditures	3,266		3,266
Deferred compensation	11,205		11,205
Postretirement benefits	7,232		7,232
Currency translation adjustment		(304)	(304)
Tax loss carryforwards	5,038		5,038
Less valuation allowance	(4,877)		(4,877)
Other, net		(545)	(545)

Noncurrent	45,432	(17,722)	27,710

Total	$53,717	$(19,852)	$33,865

BRADY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	July 31, 2004

	Assets	Liabilities	Total

	(Dollars in thousands)
Inventories	$2,675		$2,675
Prepaid catalog costs		$(1,559)	(1,559)
Employee benefits	2,034		2,034
Allowance for doubtful accounts	490		490
Other, net	2,469		2,469

Current	7,668	(1,559)	6,109

Depreciation and amortization		(11,717)	(11,717)
Intangibles	26,433		26,433
Capital R&D expenditures	3,733		3,733
Deferred compensation	7,214		7,214
Postretirement benefits	6,233		6,233
Currency translation adjustment		(4,432)	(4,432)
Tax loss carryforwards	5,534		5,534
Less valuation allowance	(5,534)		(5,534)
Other, net	1,373		1,373

Noncurrent	44,986	(16,149)	28,837

Total	$52,654	$(17,708)	$34,946

     The valuation allowance decreased $657,000 and $740,000 during the fiscal years ended July 31, 2005 and 2004, respectively and increased $1,627,000 during the fiscal year ended July 31, 2003.
     Tax loss carryforwards are comprised of foreign net operating losses of approximately $10,000,000 of which $9,500,000 never expire. The remaining balance relates to state net operating losses of $31,250,000 and state credits of $1,400,000. The Company expects to utilize all credits, however state net operating losses will begin to expire in the fiscal year ending July 31, 2006.

BRADY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Rate Reconciliation
     The effective tax rate differed from the statutory federal income tax rate of 35% as described below:

	Years Ended July 31,

	2005	2004	2003

Tax at statutory rate	35.0%	35.0%	35.0%
State income taxes, net of Federal tax benefit	0.7%	1.2%	0.6%
International losses with no related tax benefits	0.0%	0.4%	3.1%
International rate differential	(4.1)%	(7.2)%	(3.8)%
Rate variances arising from foreign subsidiary distributions	(1.1)%	1.4%	0.1%
Resolution of prior period tax matters	(0.6)%	(4.2)%	0.0%
Other, net	(0.9)%	1.1%	(1.0)%

Effective tax rate	29.0%	27.7%	34.0%

Unremitted Earnings
     The Company’s policy is to remit earnings from foreign subsidiaries only to the extent any resultant foreign income taxes are creditable in the United States. Accordingly, the Company does not currently provide for the additional United States and foreign income taxes which would become payable upon remission of undistributed earnings of foreign subsidiaries. The cumulative undistributed earnings of such subsidiaries at July 31, 2005 amounted to approximately $183,650,000.

5.	Long-Term Obligations
     On March 31, 2004, the Company entered into an unsecured $215,000,000 multicurrency revolving loan agreement with a group of five banks. The $215,000,000 was divided between a 5-year credit facility for $125,000,000 and a 364-day credit facility for $90,000,000. On July 6, 2004, the Company permanently reduced the borrowings on the 364-day facility to $0 and closed the facility. Under the 5-year agreement, which has a final maturity date of March 31, 2009, the Company has the option to have interest rates determined based upon the prime rate at Bank of America plus margin or a LIBOR rate plus margin. A commitment fee is payable on the unused amount of credit. The agreement requires the Company to maintain certain financial covenants. The Company is in compliance with the covenants of the agreement. The agreement restricts the amount of certain types of payments, including dividends, which can be made annually to $25 million plus 50% of the consolidated net income for the prior year, totaling approximately $50 million in 2005. The Company believes that based on its historic dividend practice, this restriction will not impede it from following a similar dividend practice in the future. As of July 31, 2005, there were no outstanding borrowings on the 5-year revolving loan agreement.
     On June 30, 2004, the Company finalized a debt offering of $150,000,000 of 5.14% fixed rate unsecured senior notes due in 2014 in an offering exempt from the registration requirements of the Securities Act of 1933. The debt offering was in conjunction with the Company’s acquisition of EMED. The notes will be repaid over 7 years beginning in 2008

BRADY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
with interest payable on the notes semiannually on June 28 and December 28 beginning in December 2004. Interest payments were made on December 28, 2004 and June 28, 2005. The Company used the proceeds of the offering to reduce outstanding indebtedness under the Company’s revolving credit facilities. The debt has certain prepayment penalties for repaying the debt prior to its maturity date. The agreement also requires the Company to maintain a financial covenant. As of July 31, 2005, the Company was in compliance with this covenant.
     Long-term obligations consist of the following as of July 31:

	2005	2004

	(In thousands)
Various Bank loans	$30	$51
Fixed Debt	150,000	150,000

	150,030	150,051

Less Current maturities	$(4)	$(32)

	$150,026	$150,019

     The fair value of the Company’s long-term obligations approximates $150,674,000. The fair value of the Company’s long-term obligations is estimated based on quoted market prices for the same or similar issue and on the current rates offered for debt of the same maturities.
     Maturities on long-term debt are as follows:

Years Ending July 31,

(In thousands)
2006	$4
2007	19
2008	21,433
2009	21,432
2010	21,429
Thereafter	85,713

Total	$150,030

     The Company had outstanding letters of credit of $2,114,000 and $2,072,000 at July 31, 2005 and 2004, respectively.

BRADY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Stockholders’ Investment
     Information as to the Company’s capital stock at July 31, 2005 and 2004 is as follows(1):

	July 31, 2005			July 31, 2004

	Shares	Shares		Shares	Shares
	Authorized	Issued	Amount	Authorized	Issued	Amount

			(Dollars in			(Dollars in
			thousands)			thousands)
Preferred Stock, $.01 par value	5,000,000			5,000,000
Cumulative Preferred Stock:
6% Cumulative	5,000			5,000
1972 Series	10,000			10,000
1979 Series	30,000			30,000
Common Stock, $.01 par value:
Class A Nonvoting	100,000,000	45,792,199	$458	100,000,000	44,690,798	$447
Class B Voting	10,000,000	3,538,628	35	10,000,000	3,538,628	35

			$493			$482

(1)	Adjusted for two-for-one stock split in the form of a 100% stock dividend, effective December 31, 2004.
     On August 1, 2002, all Cumulative Preferred Stock was redeemed at a 6% premium for approximately $3,026,000. Each share of $100 par value Cumulative Preferred Stock was entitled to receive cumulative cash dividends and could be redeemed, under certain circumstances, by the Company at par value plus accrued dividends plus a premium of 6% of the par value. Such shares, which were held by the initial holder thereof, were subject to redemption only if the holder consented thereto.
     Before any dividend may be paid on the Class B Common Stock, holders of the Class A Common Stock are entitled to receive an annual, noncumulative cash dividend of $.01665 per share. Thereafter, any further dividend in that fiscal year must be paid on each share of Class A Common Stock and Class B Common Stock on an equal basis.
     Holders of the Class A Common Stock are not entitled to any vote on corporate matters, unless, in each of the three preceding fiscal years, the $.01665 preferential dividend described above has not been paid in full. Holders of the Class A Common Stock are entitled to one vote per share for the entire fiscal year immediately following the third consecutive fiscal year in which the preferential dividend is not paid in full. Holders of Class B Common Stock are entitled to one vote per share for the election of directors and for all other purposes.
     Upon liquidation, dissolution or winding up of the Company, and after distribution of any amounts due to holders of Cumulative Preferred Stock, holders of the Class A Common Stock are entitled to receive the sum of $0.835 per share before any payment or distribution to holders of the Class B Common Stock. Thereafter, holders of the Class B Common Stock are entitled to receive a payment or distribution of $0.835 per share. Thereafter, holders of the Class A Common Stock and Class B Common Stock share equally in all payments or distributions upon liquidation, dissolution or winding up of the Company.

BRADY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     The preferences in dividends and liquidation rights of the Class A Common Stock over the Class B Common Stock will terminate at any time that the voting rights of Class A Common Stock and Class B Common Stock become equal.
     The following is a summary of other activity in stockholders’ investment for the years ended July 31, 2003, 2004 and 2005:

			Shares Held
	Unearned		in Rabbi
	Restricted	Deferred	Trust, at
	Stock	Compensation	Cost	Total

	(Dollars in thousands)
Balances July 31, 2002	$(248)	$14,332	$(14,332)	$(248)

Sale of shares at cost		(430)	430
Purchase of shares at cost		823	(823)
Issuance of restricted stock	(670)			(670)
Amortization of restricted stock	290			290

Balances July 31, 2003	$(628)	$14,725	$(14,725)	$(628)

Shares at July 31, 2003
Adjusted for two-for-one stock split in the form of a 100% stock dividend, effective December 31, 2004		969,058	969,058

Sale of shares at cost		(411)	411
Purchase of shares at cost		880	(880)
Amortization of restricted stock	346			346

Balances July 31, 2004	$(282)	$15,194	$(15,194)	$(282)

Shares at July 31, 2004
Adjusted for two-for-one stock split in the form of a 100% stock dividend, effective December 31, 2004		988,534	988,534

Sale of shares at cost		(498)	579	81
Purchase of shares at cost		516	(1,210)	(694)
Amortization of restricted stock	282			282
Other		(437)		(437)

Balances at July 31, 2005	$0	$14,775	$(15,825)	$(1,050)

Shares at July 31, 2005		950,222	997,034

     Prior to 2002, all Brady Corporation deferred compensation was invested in Brady stock. In 2002, the Company adopted a new deferred compensation plan which allowed investing in other investment funds in addition to Brady stock. The deferred compensation balance in stockholders’ investment represents the investment at cost of shares held in Brady stock for the deferred compensation plan prior to 2002. The balance of shares held in the Rabbi Trust

BRADY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
represents the investment in Brady stock at cost of all Brady stock held in deferred compensation plans.
     The Company’s Employee Monthly Stock Investment Plan (“the Plan”) provides that eligible employees may authorize a fixed dollar amount between $20 and $500 per month to be deducted from their pay. The funds deducted are forwarded to the Plan administrator and are used to purchase Brady stock at the market price. As part of the Plan, Brady pays all brokerage fees for stock purchases and dividend reinvestments.
     The Company’s Nonqualified Stock Option Plans allow the granting of stock options to various officers, directors and other employees of the Company at prices equal to fair market value at the date of grant. The Company has reserved 3,000,000, 4,250,000, 1,000,000, 1,500,000, and 1,500,000 shares of Class A Nonvoting Common Stock for issuance under the 1989, 1997, 2001, 2003, and 2004 Plans, respectively, adjusted for a two-for-one stock split in the form of a 100% stock dividend, effective December 31, 2004. Generally, options will not be exercisable until one year after the date of grant, and will be exercisable thereafter, to the extent of one-third per year and have a maximum term of ten years.
     Changes in the options are as follows(1):

					Weighted
					Average
				Options	Exercise
	Option Price			Outstanding	Price

Balance, July 31, 2002	$6.08	-	$17.00	4,317,964	13.11

Options granted	13.31	-	16.39	816,600	15.64
Options exercised	6.08	-	16.44	(390,748)	11.93
Options Cancelled	14.16	-	17.00	(48,934)	14.76

Balance, July 31, 2003	$6.08	-	$17.00	4,694,882	$13.62

Options granted	17.02	-	20.15	942,000	17.29
Options exercised	6.08	-	16.44	(1,607,058)	12.09
Options Cancelled	14.16	-	17.33	(157,340)	15.97

Balance, July 31, 2004	$6.08	-	$20.15	3,872,484	$15.05

Options granted	22.63	-	31.54	888,000	27.27
Options exercised	9.59	-	17.33	(1,117,431)	14.08
Options Cancelled	9.59	-	17.33	(113,722)	15.82

Balance, July 31, 2005	$9.59	-	$31.54	3,529,331	$18.41

Available for grant after July 31, 2005				1,307,334

(1)	Adjusted for a two-for-one stock split in the form of a 100% stock dividend, effective December 31, 2004.
     There were 1,772,930, 2,142,578 and 3,010,184 options exercisable with a weighted average exercise price of $14.84, $13.94, and $12.79 at July 31, 2005, 2004 and 2003, respectively.

BRADY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     The following table summarizes information about stock options outstanding at July 31, 2005:

				Options Outstanding and
	Options Outstanding			Exercisable

		Weighted Average	Weighted	Shares	Weighted
	Number of Shares	Remaining	Average	Exercisable	Average
	Outstanding at	Contractual Life	Exercise	at July 31,	Exercise
Range of Exercise Prices	July 31, 2005	(in years)	Price	2005	Price

Up to $15.49	1,083,234	4.6	13.38	936,567	13.25
$15.50-$19.99	1,522,097	6.2	16.78	824,363	16.56
$20.00 and up	924,000	9.0	26.99	12,000	20.15

Total	3,529,331	6.4	18.41	1,772,930	14.84

7.	Segment Information
     The Company evaluates short-term regional performance based on segment profit or loss and customer sales. Corporate short-term performance is evaluated based on shareholder value enhancement (“SVE”), which incorporates the cost of capital (11% in fiscal 2005) as a hurdle rate for capital expenditures, new product development, acquisitions, and long-term lines of business. Segment profit or loss does not include certain administrative costs, interest, foreign exchange gain or loss, restructuring charges, other expenses not allocated to a segment, and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.
     The Company’s reportable segments are geographical regions that are each managed separately. Due to the change to a regional management structure at the beginning of fiscal 2004, in 2004 the Company restated the corresponding segment information from its previous group-based structure for fiscal 2003. The Company has three reportable segments: Americas, Europe and Asia. Each reportable segment derives its revenue from the same types of products and services.

BRADY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Intersegment sales and transfers are recorded at cost plus a standard percentage markup. Intercompany profit is eliminated in consolidation. It is not practicable to disclose enterprise-wide revenue from external customers on the basis of product or service.

					Corporate
					and
	Americas	Europe	Asia	Subtotals	Eliminations	Totals

	(Dollars in thousands)
Year ended July 31, 2005:
Revenues from external customers	$417,780	$274,691	$123,976	$816,447		$816,447
Intersegment revenues	45,284	2,774	4,402	52,460	$(52,460)
Depreciation and amortization expense	17,428	4,140	4,323	25,891	931	26,822
Segment profit (loss)	98,193	79,792	34,228	212,213	(4,845)	207,368
Assets	446,829	171,536	111,048	729,413	120,734	850,147
Expenditures for property, plant and equipment	11,858	1,484	6,050	19,392	2,528	21,920
Year ended July 31, 2004:
Revenues from external customers	$341,975	$248,255	$80,989	$671,219		$671,219
Intersegment revenues	40,764	2,199	4,165	47,128	$(47,128)
Depreciation and amortization expense	14,112	3,686	1,136	18,934	1,256	20,190
Segment profit (loss)	60,132	66,404	22,768	149,304	(4,696)	144,608
Assets	408,558	138,678	37,348	584,584	113,316	697,900
Expenditures for property, plant and equipment	6,679	3,004	3,298	12,981	1,911	14,892
Year ended July 31, 2003:
Revenues from external customers	$298,844	$198,353	$57,669	$554,866		$554,866
Intersegment revenues	33,580	1,995	695	36,270	$(36,270)
Depreciation and amortization expense	10,398	3,280	740	14,418	3,353	17,771
Segment profit (loss)	42,079	47,469	14,142	103,690	(2,812)	100,878
Assets	202,236	112,870	26,627	341,733	109,853	451,586
Expenditures for property, plant and equipment	3,188	2,017	2,663	7,868	6,570	14,438

BRADY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years Ended July 31,

	2005	2004	2003

	(Dollars in thousands)
Segment profit reconciliation:
Total profit for reportable segments	$212,213	$149,304	$103,690
Corporate and eliminations	(4,845)	(4,696)	(2,812)
Unallocated amounts:
Administrative costs	(77,836)	(66,114)	(56,365)
Interest (expense) income—net	(7,103)	(552)	717
Foreign exchange	136	(100)	911
Restructuring charge, net	—	(3,181)	(9,589)
Other	(7,147)	(4,334)	(4,097)

Income before income taxes	115,418	70,327	32,455
Income taxes	(33,471)	(19,456)	(11,035)

Net Income	$81,947	$50,871	$21,420

	Revenues*			Long-Lived Assets**
	Years Ended July 31,			As of Years Ended July 31,

	2005	2004	2003	2005	2004	2003

			(Dollars in
			thousands)
Geographic information:
United States	$411,614	$343,879	$303,849	$321,482	$310,838	$143,342
Other	464,542	379,188	292,800	180,945	97,043	75,401
Eliminations	(59,709)	(51,848)	(41,783)

Consolidated total	$816,447	$671,219	$554,866	$502,427	$407,881	$218,743

*	Revenues are attributed based on country of origin.

**	Long-lived assets consist of property, plant, and equipment, other intangible assets and goodwill.

8.	Net Income Per Common Share
     Net income per Common Share is computed by dividing net income (after deducting the applicable Preferred Stock dividends and preferential Class A Common Stock dividends) by the weighted average Common Shares outstanding of 48,967,160 for 2005, 47,298,454 for 2004 and 46,355,482 for 2003. The preferential dividend on the Class A Common Stock of $.01665 per share has been added to the net income per Class A Common Share for all years presented.

BRADY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Reconciliations of the numerator and denominator of the basic and diluted per share computations for the Company’s Class A and Class B common stock are summarized as follows:

	Years Ended July 31,

	2005	2004	2003

	(In thousands, except per
	share amounts)
Numerator
Net Income	$81,947	$50,871	$21,420
Less: Preferred Stock dividends and Premium on redemption of preferred stock	—	—	(171)

Numerator for basic and diluted Class A net income per share	$81,947	$50,871	$21,249

Less:
Preferential dividends	(751)	(721)	(711)
Preferential dividends on dilutive stock options	(23)	(9)	(7)

Numerator for basic and diluted Class B net income per share	$81,173	$50,141	$20,531

Denominator:
Denominator for basic net income per share for both Class A and B	48,967	47,298	46,356
Plus: Effect of dilutive stock options	847	515	398
Treasury Shares—Deferred Compensation Plan	45	0	0

Denominator for diluted net income per share for both Class A and B	49,859	47,813	46,754

Class A common stock net income per share calculation:
Basic	$1.67	$1.08	$0.46
Diluted	$1.64	$1.07	$0.46
Class B common stock net income per share calculation:
Basic	$1.66	$1.06	$0.45
Diluted	$1.63	$1.05	$0.44

     Options to purchase 38,000, 36,000 and 1,557,368 shares of Class A common stock were excluded from the computations of diluted net income per share for years ended July 31, 2005, 2004 and 2003, respectively, because the option exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.
     In November 2004, the Company announced a two-for-one stock split in the form of a 100% stock dividend, effective December 31, 2004.

BRADY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Commitments and Contingencies
     The Company has entered into various noncancellable operating lease agreements. Rental expense charged to operations was $14,020,000, $12,583,000, and $10,800,000 for the years ended July 31, 2005, 2004, and 2003, respectively. Future minimum lease payments required under such leases in effect at July 31, 2005 are as follows, for the years ending July 31:

2006	$12,810,000
2007	7,901,000
2008	5,783,000
2009	5,006,000
2010	4,012,000
Thereafter	8,963,000

$44,475,000

     In the normal course of business, the Company is named as a defendant in various lawsuits in which claims are asserted against the Company. In the opinion of management, the liabilities, if any, which may ultimately result from lawsuits are not expected to have a material adverse effect on the consolidated financial statements of the Company.

10.	Restructuring Charges
     During fiscal 2004 and 2003 the Company recorded restructuring charges of $3,181,000 and $10,215,000, respectively. This combined total of $13,396,000 was part of the restructuring program announced in the fourth quarter of fiscal 2003 related primarily to combining sales and marketing resources and consolidating facilities throughout North America and Europe resulting in a workforce reduction of approximately 300 employees. The fiscal 2004 restructuring charges by reportable segment were $1,262,000 in Americas, $1,521,000 in Europe, and $398,000 in Asia.
     The 2004 restructuring charge of $3,181,000 includes a provision for severance of approximately $2,900,000 and write-off of assets and other of $281,000. In 2003 the $10,215,000 charge includes a provision for severance of approximately $8,220,000 and write-off of assets and other of $1,995,000. Total cash expenditures in connection with these actions were approximately $12,000,000, of which approximately $2,300,000 was paid in fiscal 2003 and $8,300,000 was paid in fiscal 2004. The remaining balance was paid in fiscal 2005. The restructuring charge for 2004 was $2,166,000 after tax, or $.05 per diluted Class A Common Share.
     The cost savings resulting from this restructuring began in fiscal 2003 and continued in fiscal 2004 and fiscal 2005. The $10,215,000 charge in fiscal 2003 was partially offset by a credit of $626,000 related to adjustments in lease termination costs associated with the Company’s fiscal 2002 and 2001 restructuring activities. The net restructuring charge in fiscal 2003 was $9,589,000 ($6,329,000 after tax, or $0.13 per diluted Class A Common Share).

BRADY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     A reconciliation of activity with respect to the Company’s 2003 and 2004 restructuring is as follows:

Beginning balance, April 30, 2003	$0
Restructuring charge	10,215,000
Non-cash asset write-offs	(948,000)
Cash payments	(2,341,000)

Ending balance, July 31, 2003	$6,926,000

Additional charges	3,181,000
Non-cash asset write-offs	(76,000)
Cash payments associated with severance and other	(8,340,000)

Ending balance, July 31, 2004	$1,691,000

Non-cash asset write-offs	(323,000)
Cash payments associated with severance and other	(1,368,000)

Ending balance, July 31, 2005	$0

     The Company recorded a restructuring charge of $3,030,000 in fiscal 2002 related primarily to consolidation of facilities in Asia/ Pacific, United States and Europe and a workforce reduction of approximately three percent. The $3,030,000 charge includes a provision for severance of approximately $1,720,000, a provision for lease cancellation costs associated with the facilities consolidation of $940,000 and write-off or impairment of assets and other of $370,000.
     The workforce reduction of approximately 100 people was essentially completed in July 2002. Total cash expenditures in connection with these actions were approximately $2,400,000 of which approximately $800,000 was paid prior to July 31, 2002. The cost savings resulting from this plan began in fiscal 2003. The $3,030,000 charge in fiscal 2002 was partially offset by a credit of $310,000 related to adjustments in severance costs associated with the Company’s fiscal 2001 restructuring activities. The net restructuring charge in fiscal 2002 was $2,720,000 ($1,782,000 after tax, or $0.04 per diluted Class A Common Share).
     A reconciliation of activity with respect to the Company’s 2002 restructuring is as follows:

Ending balance, July 31, 2002	$2,239,000
Cash payments associated with severance and other	(1,461,000)
Non-cash asset write-offs	(195,000)
Adjustment to lease accrual	(453,000)

Ending balance, July 31, 2003	$130,000

Cash payments associated with severance and other	(130,000)

Ending balance, July 31, 2004	$0

BRADY CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Unaudited Quarterly Financial Information

	Quarters

	First		Second		Third		Fourth		Total

2005	(Dollars in thousands, except per share data)
Net Sales	$200,419		$196,216		$209,766		$210,046		$816,447
Gross Margin	105,525		104,956		113,868		108,927		433,276
Operating Income	31,793		30,934		35,543		24,182		122,452
Net Income	20,357		20,579		24,956		16,055		81,947
Net Income Per Class A Common Share:
Basic	0.51		0.42	*	0.42		0.33		1.67
Diluted	0.50		0.42	*	0.41		0.32		1.64
2004
Net Sales	$151,906		$152,948		$180,854		$185,511		$671,219
Gross Margin	78,763		77,874		94,539		94,185		345,361
Operating Income	15,758	*	11,644	*	23,325	*	20,254	*	70,981	*
Net Income	10,353	*	8,033	*	16,399	*	16,086	*	50,871	*
Net Income Per Class A Common Share:*
Basic	0.22		0.17		0.35		0.34		1.08
Diluted	0.22		0.17		0.34		0.33		1.07

*	Earnings per share for the first quarter of fiscal 2005 and all four quarters for fiscal 2004 has been adjusted to reflect the effect of a two-for-one stock split in the form of a 100% stock dividend, effective December 31, 2004.
Fiscal 2004 included a net before tax restructuring charge by quarter of $1,753,000, $67,000, $455,000 and $906,000 for a total of $3,181,000. Fiscal 2004 included a net after tax restructuring charge by quarter of $1,166,000, $44,000, $319,000 and $637,000 for a total of $2,166,000.
The fourth quarter of fiscal 2004 includes a tax benefit of $3,000,000.

PROSPECTUS
$400,000,000
Brady Corporation
Debt Securities
Class A Nonvoting Common Stock
     When we offer securities, we will provide you with a prospectus supplement describing the terms of the specific issue of securities, including the offering price of the securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any supplement carefully before you invest.
     We may offer from time to time:

•	unsecured debt securities consisting of debentures, notes and/or other evidences of unsecured indebtedness in one or more series;

•	guarantees of debt securities to be issued by one or more of our subsidiaries to be identified when any guarantees are issued;

•	Class A Nonvoting Common Stock, $0.01 par value per share; and

•	any combination of the foregoing, at an aggregate initial offering price not to exceed $400,000,000, at prices and on terms to be determined at or prior to the time of sale in light of market conditions at the time of sale.
     Our Class A Nonvoting common stock is quoted on the New York Stock Exchange, under the symbol “BRC.”
     You should carefully consider the “Risk Factors” which may be included in any supplement, or which are incorporated by reference into this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 10, 2005.

     No person has been authorized to give any information or to make any representation not contained in, or incorporated by reference into, this prospectus or the accompanying prospectus supplement. You must not rely on any unauthorized information or representation. We do not imply or represent by delivering this prospectus that Brady Corporation, or its business, is unchanged after the date of the prospectus or that the information in this prospectus is correct as of any time after its date.
     The information in this prospectus or any prospectus supplement may not contain all of the information that may be important to you. You should read the entire prospectus and any prospectus supplement, as well as the documents incorporated by reference into this prospectus or any accompanying prospectus supplement, before making an investment decision.
ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Using this process, we may, from time to time, offer any combination of securities described in this prospectus in one or more offerings with a total initial offering price of up to $400,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that particular offering. The prospectus supplement may also add, update or change information contained in this prospectus. To obtain additional information that may be important to you, you should also read the exhibits to the registration statement. You should read both this prospectus and any applicable prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”
     When used in this prospectus and any prospectus supplement, the terms “Brady,” “we,” “our,” “us” and the “Company” refer to Brady Corporation and its subsidiaries.

i

FORWARD-LOOKING STATEMENTS AND CAUTIONARY FACTORS
     All statements other than statements of historical facts included or incorporated by reference into this prospectus, including statements regarding our future financial position, business strategy, budgets, projected costs, and plans and objectives for future operations are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated as of the date of this prospectus. Forward-looking statements generally can be identified by the use of forward-looking words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or words of similar meaning.
     Some of the factors that could cause such a variance are disclosed in the section “Risk Factors” in the accompanying prospectus supplement and elsewhere in this prospectus and documents incorporated by reference into this prospectus, and include the following, among others:

•	general economic conditions and growth or contraction of the principal economies in which we operate, including the United States, Canada, Europe, Latin and South America and the Asia-Pacific region;

•	our ability to retain significant contracts and customers, to anticipate and react to shifts in customer purchasing patterns, consolidation of customers, changes in business models, and increased competition;

•	ability of our suppliers to deliver quality components and products in time for us to meet critical manufacturing and distribution schedules;

•	our ability to develop and successfully market new products, to develop, acquire, retain and protect necessary intellectual property rights and to evaluate new technologies;

•	ability to attract and retain key talent in all regions and businesses;

•	our ability to effectively evaluate potential acquisition transactions, effectuate such transactions at a reasonable price, and integrate the acquired entity and its product offerings;

•	ability to plan for and enact business continuation practices in the event of a significant interruption to one of our key operations;

•	transaction, translation, and other effects of currency fluctuations;

•	availability and cost of raw materials and the ability to control or pass on costs of raw materials and labor;

•	our ability to satisfy environmental compliance requirements;

•	political, economic, regulatory and environmental/health conditions in foreign countries;

•	effects of computer viruses, internet scams or fraud schemes;

•	availability of electricity, natural gas and other sources of power;

•	interest rate increases;

•	adoption of new or revised accounting policies and practices;

•	continued successful implementation of an enterprise resource planning system in portions of our business;

•	ability and willingness of purchasers to substitute other products for the products that we distribute;

•	pricing, purchasing, financing and promotional decisions by intermediaries in our distribution channels; and

•	increased price pressure from suppliers.
     We urge you to consider these factors and to review carefully the section “Risk Factors” in the accompanying prospectus supplement for a more complete discussion of the risks of an investment in our securities. The forward-looking statements included in this prospectus or incorporated by reference into this prospectus are made only as of the date of this prospectus or the date of the incorporated document, and we undertake no obligation to publicly update these statements to reflect subsequent events or circumstances.

THE COMPANY
     Brady Corporation is an international manufacturer and marketer of identification solutions and specialty materials which help customers increase safety, security, productivity and performance. Our products include high-performance labels and signs, printing systems and software, label-application and data-collection systems, safety devices and precision die-cut materials. Founded in 1914, we serve customers in electronics, telecommunications, manufacturing, electrical, construction, laboratory, education, governmental, public utility, computer, transportation and a variety of other industries.
     We manufacture and sell products domestically and internationally through multiple channels including direct sales, distributor sales, mail-order catalogs, telemarketing and electronic access through the Internet. Brady operates manufacturing facilities and/or sales offices in Australia, Belgium, Brazil, Canada, China, Denmark, France, Germany, Hong Kong, Hungary, India, Italy, Japan, Korea, Malaysia, Mexico, the Netherlands, Norway, the Philippines, Singapore, Slovakia, Spain, Sweden, Taiwan, Thailand, the United Kingdom and the United States. We believe that our reputation for innovation, commitment to quality and service, and dedicated employees have made us a world leader in the markets we serve.
     The address and telephone number of our principal offices are 6555 West Good Hope Road, P.O. Box 571, Milwaukee, Wisconsin 53201-0571, telephone (414) 358-6600.

WHERE YOU CAN FIND MORE INFORMATION
     Brady Corporation files annual, quarterly and current reports and other information with the Securities and Exchange Commission. We have also filed a registration statement on Form S-3, including exhibits and schedules, under the Securities Act of 1933 with respect to the securities that we may issue from time to time. This prospectus is a part of that registration statement, but does not contain all of the information included in the registration statement or the exhibits and schedules. You may read and copy the registration statement and any reports, statements or other information filed by us with the SEC at the SEC’s public reference facility at:

Room 1580
100 F Street, N.E.
Washington, D.C. 20549
     You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports and other information regarding issuers like us that file electronically with the SEC. You may also obtain copies of these materials through our web site, http://www.investor.bradycorp.com.
     Our common stock is listed on the New York Stock Exchange and reports and other information concerning us can be inspected at the New York Stock Exchange located at 20 Broad Street, New York, New York 10005.
     The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC. This means that:

•	we can disclose important information to you by referring to other documents that contain that information;

•	the information incorporated by reference is considered to be part of this prospectus; and

•	any information that we file with the SEC in the future is automatically incorporated into this prospectus and updates and supersedes previously filed information, including information contained in this prospectus.
     We incorporate by reference into this prospectus the following documents and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus until we sell all of the securities that we have registered under the registration statement of which this is a part:

•	Our Annual Report on Form 10-K for the year ended July 31, 2005;

•	Our Current Report on Form 8-K filed September 19, 2005; and

•	That portion of our Registration Statement on Form 8-A filed April 27, 1999 that describes our Class A Nonvoting Common Stock in Item 1 thereof, which incorporates the description from the description of our capital stock contained in our Registration Statement on Form S-3 (Registration Statement No. 333-04155), filed May 21, 1996, and any further amendment or report updating that description.
     You may request a copy of any of these filings, at no cost, by writing to Investor Relations, Brady Corporation, P.O. Box 571, Milwaukee, WI 53201-0571, or e-mail at investor@bradycorp.com, or by calling Investor Relations at (414) 438-6918.

     If we have incorporated by reference any statement or information into this prospectus and we subsequently modify that statement or information, the statement or information incorporated into this prospectus is also modified or superseded in the same manner. This prospectus incorporates by reference any subsequently filed document.
USE OF PROCEEDS
     Except as otherwise described in an applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities for one or more of the following purposes:

•	refinance, in part, existing indebtedness;

•	finance, in part, the cost of acquisitions;

•	finance capital expenditures and capacity expansion; and/or

•	general corporate purposes and working capital.
     Funds which are not required immediately for these purposes may be invested temporarily in short-term marketable securities.
RATIO OF EARNINGS TO FIXED CHARGES
     The following table sets forth our ratio of earnings to fixed charges for each of the five years ended July 31, 2005, 2004, 2003, 2002 and 2001.

	Years Ended July 31,

	2005		2004		2003		2002		2001

Ratio of Earnings to Fixed Charges	12.8	x	30.8	x	25.7	x	35.5	x	28.9	x
     For the purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges, less interest capitalized, preferred stock dividends and premium on redemption of preferred stock. Fixed charges consist of interest expensed and capitalized, amortization of debt expenses, 8.5% of rent expenses, which is deemed representative of an interest factor, preferred stock dividends and premium on redemption of preferred stock.
DESCRIPTION OF DEBT SECURITIES
     We may issue debt securities in one or more series under an Indenture (the “Indenture”) between us and a qualified trustee named in the Indenture, as trustee. The Indenture will be subject to, and governed by, the Trust Indenture Act of 1939.
     The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by express reference to the Indenture and the Securities Resolution which establishes a series of debt securities (“Securities Resolution”) or the supplemental indenture authorizing a series. Copies of these documents will be filed with the SEC. Capitalized terms used in this section without definition have the meanings to be given such terms in the Indenture.
     The particular terms of the debt securities offered by a prospectus supplement will be described in that supplement, along with any applicable modifications of or additions to the general terms of the debt securities as described herein and in the Indenture. Accordingly, for a description of the terms of any series of debt securities, reference must be made to both the description of the debt securities in this prospectus and the prospectus supplement.
General
     The Indenture does not limit the amount of debt securities that can be issued or our ability or that of our subsidiaries to incur, assure or guarantee debt. Also, the Indenture does not restrict our ability or that of our subsidiaries to create or permit liens. It provides that the debt securities may be issued from time to time in one or more series pursuant to the terms of one or more Securities Resolutions or supplemental indentures creating the series.
     As of the date of this prospectus, there were no debt securities outstanding under the Indenture. The ranking of a series of debt securities with respect to all our indebtedness will be established by a Securities Resolution or supplemental indenture creating the series.
Terms
     If we offer debt securities pursuant to this prospectus, the accompanying prospectus supplement will describe the following terms, if applicable, of those debt securities:

•	the designation, denominations, aggregate principal amount, currency or composite currency in which principal or interest may be paid;

•	the price at which those debt securities will be issued and, if an index formula or other method is used, the method for determining amounts of principal or interest;

•	the maturity date and other dates, if any, on which principal will be payable;

•	the interest rate or rates, if any, or method of calculating the interest rate or rates;

•	the date or dates from which interest will accrue and on which interest will be payable, and the record dates for the payment of interest;

•	the manner of paying principal and interest;

•	the place or places where principal and interest will be payable;

•	provisions relating to subsidiary guarantees, if any;

•	the terms of any mandatory or optional redemption by us including any sinking fund;

•	whether the debt securities may be converted into or exchanged for common stock or any other securities, and the terms of any conversion or exchange right;

•	the terms of any redemption at the option of holders;

•	any tax indemnity provisions;

•	if the debt securities provide that payments of principal or interest may be made in a currency other than that in which debt securities are denominated, the manner for determining those payments;

•	the portion of principal payable upon acceleration of a discounted debt security (as defined below);

•	whether and upon what terms debt securities may be defeased;

•	whether any events of default or covenants in addition to or in lieu of those set forth in the Indenture apply;

•	provisions for electronic issuance of debt securities or for debt securities in uncertificated form;

•	the ranking of the debt securities; and

•	any other terms not inconsistent with the provisions of the Indenture, including any covenants or other terms that may be required or advisable.
     We may issue debt securities as registered debt securities, bearer debt securities or uncertificated debt securities, and in any denominations specified in the terms of the series.
     In connection with its original issuance, no bearer debt security will be offered, sold or delivered to any location in the United States, and a bearer debt security in definitive form may be delivered in connection with its original issuance only upon presentation of a certificate in a form prescribed by us to comply with United States laws and regulations.
     Registration of transfer of registered debt securities may be requested upon surrender thereof at any office or agency we maintain for that purpose and upon fulfillment of all other requirements of the agent.
Conversion and Exchange
     The terms, if any, on which debt securities of any series will be convertible into or exchangeable for our common stock or other equity or debt securities, property, cash or obligations, or a combination of any of the foregoing, will be summarized in a prospectus supplement relating to that series. The terms may include provisions for conversion or exchange, either on a mandatory basis, at the option of the holder or at our option.
Covenants
     Any covenants that may apply to a particular series of debt securities will be described in the prospectus supplement relating to that series.
Ranking of Debt Securities
     Unless we otherwise state in a prospectus supplement, the debt securities will be unsecured and will rank equally and ratably with our other unsecured and unsubordinated debt. The Indenture does not limit the ability of any of our subsidiaries (including any guarantor) to issue, assume or guarantee debt, and the debt securities will be effectively subordinated to all existing and future indebtedness and other liabilities and commitments of our non-guarantor subsidiaries and to any existing and future secured indebtedness of any guarantor subsidiaries.
Successor Obligor
     The Indenture provides that, unless otherwise specified in the securities resolution which establishes a series of debt securities, we shall not consolidate with or merge into, or transfer all or substantially all of our assets to, any person in any transaction in which we are not the survivor, unless:

•	the person is organized under the laws of the United States or a state thereof or is organized under the laws of a foreign jurisdiction and consents to the jurisdiction of the courts of the United States or a state thereof;

•	the person assumes by supplemental indenture all of our obligations under the Indenture, the debt securities and any coupons;

•	all required approvals of any regulatory body having jurisdiction over the transaction shall have been obtained; and

•	immediately after the transaction no default, as defined below, exists.
     The successor shall be substituted for us, and thereafter all of our obligations under the Indenture, the debt securities and any coupons shall terminate.
Default and Remedies
     Unless the Securities Resolution establishing the series otherwise provides (in which event the prospectus supplement will so state), an “event of default” with respect to a series of debt securities will occur if:

•	we default in any payment of interest on any debt securities of that series when the same becomes due and payable and the default continues for the period of time set forth in the indenture;

•	we default in the payment of the principal and premium, if any, of any debt securities of the series when the same becomes due and payable at maturity or upon redemption, acceleration or otherwise;

•	we default in the performance of any of our other agreements applicable to the series and the default continues for the period of time set forth in the indenture after the notice specified below;

•	pursuant to or within the meaning of any Bankruptcy Law, as defined below, we:

•	commence a voluntary case;

•	consent to the entry of an order for relief against us in an involuntary case;

•	consent to the appointment of a custodian for us or for all or substantially all of our property; or

•	make a general assignment for the benefit of our creditors;

•	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

•	is for relief against us in an involuntary case;

•	appoints a custodian for us or for all or substantially all of our property; or

•	orders our liquidation, (and in each case the order or decree remains unstayed and in effect for the period of time set forth in the Indenture); or

•	there occurs any other event of default provided for in such series.
     The term “Bankruptcy Law” means Title 11, U.S. Code or any similar federal or state law for the relief of debtors. The term “Custodian” means any receiver, trustee, assignee, liquidator or a similar official under any Bankruptcy Law.
     The term “default” means any event which is, or after notice or passage of time would be, an event of default. A default is not an event of default until the trustee or the holders of at least 25% in principal amount of the series notify us of the default and we do not cure the default within the time specified after receipt of the notice. If an event of default occurs and is continuing on a series, the trustee by notice to us, or the holders of at least 25% in principal amount of the series, may declare the principal of and accrued interest on all the debt securities of the series to be due and payable immediately. The holders of a majority in principal amount of the series, by notice to the trustee, may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing events of default on the series have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration. If an event of default occurs and is continuing on a series, the trustee may pursue any available remedy to collect principal or interest then due on the series, to enforce the performance of any provision applicable to the series, or otherwise to protect the rights of the trustee and holders of the series.
     The trustee may require indemnity satisfactory to it before it enforces the Indenture or the debt securities of the series. Subject to certain limitations, holders of a majority in principal amount of the debt securities of the series may direct the trustee in its exercise of any trust or power with respect to such series. Except in the case of default in payment on a series, the trustee may withhold from holders of that series notice of any continuing default if it determines that withholding the notice is in the interest of holders of the series. We are required to furnish the trustee annually a brief certificate as to our compliance with all conditions and covenants under the Indenture.
     The Indenture does not have a cross-default provision. Thus, a default by us, or any guarantor subsidiary, on any other debt, including any other series of debt securities, would not constitute an event of default. A Securities Resolution which establishes a series of debt securities may provide for a cross-default provision, in which case the prospectus supplement will describe the terms of that provision.
Amendments and Waivers
     The Indenture and the debt securities may be amended, and any default may be waived as follows: Unless a Securities Resolution otherwise provides (in which event the prospectus supplement will state that), we and the trustee may amend the debt securities, the Indenture and any coupons with the written consent of the holders of a majority in principal amount of the debt securities of all series affected voting as one class. Unless the Securities Resolution otherwise provides (in which event the prospectus supplement will state that), a default on a particular series may be waived with the consent of the holders of a majority in principal amount of the debt securities of the series. However, without the consent of each debt security holder affected, no amendment or waiver may:

•	reduce the amount of debt securities whose holders must consent to an amendment or waiver;

•	reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any debt securities;

•	reduce the principal of or change or have the effect of changing the fixed maturity of any debt securities, or change the date on which any debt securities may be subject to redemption or reduce the redemption price therefor;

•	make any debt securities payable in money other than that stated in the debt securities;

•	make any change in provisions of the Indenture protecting the right of each holder to receive payment of principal of and interest on the debt securities on or after the due date thereof or to bring suit to enforce such payment, or permitting holders of a majority in principal amount of debt securities to waive defaults or events of default; or

•	make any change that materially adversely affects the right to convert or exchange any debt security.
     Without the consent of any debt security holder, we and the trustee may amend the Indenture, the debt securities or any coupons to:

•	cure any ambiguity, defect, or inconsistency;

•	provide for uncertificated debt securities in addition to or in place of certificated debt securities;

•	comply with the Indenture’s provisions relating to corporate successors or rules relating to the conduct of meetings;

•	make any change that would provide any additional rights or interests under the holders of debt securities or that does not materially adversely affect the rights or interests under the Indenture of any such holder;

•	create a series and establish its terms;

•	comply with requirements of the SEC in order to effect or maintain qualification of the Indenture under the Trust Indenture Act;

•	provide that specific provisions of the Indenture shall not apply to a series not previously issued; or

•	provide for a separate trustee for one or more series.
Legal Defeasance and Covenant Defeasance
     Debt securities of a series may be defeased in accordance with their terms and, unless the Securities Resolution establishing the terms of the series otherwise provides, as set forth in the Indenture and described briefly below. We, at any time, may terminate as to a series all of our obligations (except certain obligations, including obligations with respect to the defeasance trust and obligations to register the transfer or exchange of a Security, to replace destroyed, lost or stolen debt securities and coupons, and to maintain paying agencies in respect of the debt securities) with respect to the debt securities of the series and any related coupons and the Indenture (“legal defeasance”). We, at any time, may terminate as to a series our obligations, if any, with respect to the debt securities and coupons of the series under any restrictive covenants which may be applicable to a particular series (“covenant defeasance”).
     We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, a series may not be accelerated because of an event of default. If we exercise our covenant defeasance option, a series may not be accelerated by reference to any restrictive covenants which may be applicable to the particular series.
     To exercise either defeasance option as to a series, we must:

•	irrevocably deposit in trust (the “defeasance trust”) with the trustee or another trustee money or U.S. government obligations;

•	deliver a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payments of principal and interest when due on the deposited U.S. government obligations, without reinvestment, plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay the principal and interest when due on all debt securities of the series to maturity or redemption, as the case may be; and

•	comply with other specified conditions; in particular, we must obtain an opinion of tax counsel that the defeasance will not result in recognition of any gain or loss to holders for federal income tax purposes.
     The term “government obligations” means direct obligations of, or obligations guaranteed by, the United States and for payment of which the United States pledges its full faith and credit.
Guarantees
     A series of debt securities may be guaranteed by some of our subsidiary corporations, if those guarantees are provided for in the Securities Resolution or the supplemental indenture relating to that series of debt securities. If guarantees are issued in connection with any debt securities, the terms of those guarantees and the names of our subsidiaries which are providing the guarantees will be identified in the applicable prospectus supplement.
Regarding the Trustee
     The prospectus supplement relating to any debt securities will identify the trustee and registrar for those debt securities. Unless otherwise indicated in a prospectus supplement, the trustee will also act as transfer agent and paying agent with respect to the debt securities. We may remove the trustee with or without cause if we so notify the trustee three months in advance and if we are not in default during the three-month period. The trustee, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for us or our affiliates, and may otherwise deal with us or our affiliates, as if it were not trustee.

DESCRIPTION OF CAPITAL STOCK
General
     Under Brady’s Restated Articles of Incorporation, the authorized capital stock of Brady consists of 100 million shares of Class A Nonvoting Common Stock, $.01 par value; 10 million shares of Class B Voting Common Stock, $.01 par value; 45,000 shares of Cumulative Preferred Stock, $100 par value; and 5 million shares of Preferred Stock, $.01 par value, issuable in series. The Cumulative Preferred Stock is divided into series as follows: 5,000 shares of 6.0% Cumulative Preferred Stock (entitled to a $6.00 per annum cumulative dividend, payable quarterly), 10,000 shares of Cumulative Preferred Stock, 1972 Series (also entitled to cumulative dividends at $6.00 per annum, payable quarterly) and 30,000 shares of Cumulative Preferred Stock, 1979 Series (entitled to cumulative dividends of $10.00 per annum, payable quarterly). No shares of Cumulative Preferred Stock or Preferred Stock are issued and outstanding at this time. As of August 25, 2005, there were 45,842,886 shares of Class A Nonvoting Common Stock issued and outstanding and 3,538,628 shares of Class B Nonvoting Common Stock issued and outstanding. No Brady shareholder has cumulative voting rights or preemptive or other rights to subscribe for additional Brady shares. All of the outstanding shares are fully paid and non-assessable, except for certain statutory liability that may be imposed by Section 180.0622 (2) (b) of the Wisconsin Business Corporation Law (“WBCL”) for certain unpaid wage claims of employees.
Common Stock
     The following is a brief description of Brady’s Common Stock. The rights of holders of the Common Stock are subject to the rights of holders of Brady’s Cumulative Preferred Stock and Preferred Stock.
     Holders of the Class A Nonvoting Common Stock are not entitled to vote on any corporate matters, except as may be required by law, unless, in each of the three preceding fiscal years, the $0.01665 preferential dividend described below has not been paid in full. Holders of the Class A Nonvoting Common Stock are entitled to one vote per share for the election of directors and for all other purposes for the entire fiscal year immediately following the third consecutive fiscal year in which the preferential dividend is not paid in full. Holders of Class B Voting Common Stock are entitled to one vote per share for the election of directors and for all other purposes.
     Before any dividend may be paid on the Class B Voting Common Stock, holders of the Class A Nonvoting Common Stock are entitled to receive an annual, non-cumulative cash dividend of $0.01665 per share (subject to adjustment in the event of stock splits, stock dividends or similar events involving shares of Class A Nonvoting Common Stock). Thereafter, any further dividend in that fiscal year must be paid on all shares of Common Stock on an equal basis.
     Subject to the prior rights of any shares of Cumulative Preferred Stock and/or Preferred Stock, upon liquidation, dissolution, or winding up of Brady, holders of the Class A Nonvoting Common Stock are entitled to receive the sum of $0.8333 per share (subject to adjustment in the event of stock splits, stock dividends or similar events involving shares of Class A Nonvoting Common Stock) before any payment or distribution to holders of the Class B Voting Common Stock. Holders of the Class B Voting Common Stock are then entitled to receive a payment or distribution of $0.8333 per share (subject to adjustment for stock splits, stock dividends or similar transactions involving shares of the Class B Voting Common Stock). Thereafter, holders of the Common Stock share on a pro rata basis all payments or distributions upon liquidation, dissolution or winding up of Brady. The preferences in dividends and liquidation rights of the Class A Nonvoting Common Stock over the Class B Voting Common Stock will terminate at any time that the voting rights of Class A Nonvoting Common Stock and Class B Voting Common Stock become equal, other than as required by law or upon nonpayment of dividends as described above.
     The transfer agent for the Class A Nonvoting Common Stock is Wells Fargo Bank Minnesota, N.A., St. Paul, Minnesota.
Cumulative Preferred Stock
     The following is a brief description of Brady’s Cumulative Preferred Stock. Our Restated Articles of Incorporation authorize our Board of Directors to issue from time to time, without shareholder approval, the shares of Cumulative Preferred Stock. No Cumulative Preferred Stock is issued and outstanding at this time.
     No dividends may be paid and no distributions may be made on the Common Stock (except dividends payable in Common Stock) and no shares of Common Stock may be purchased or acquired for value by Brady (except shares acquired in exchange for, or through application of the proceeds or sale of, shares of Common Stock), unless (a) all accrued dividends on all classes of the Cumulative Preferred Stock have been paid and (b) the net assets of Brady which would remain after the dividend, distribution or acquisition relating to the Common Stock would be at least twice the amount payable to holders of the Cumulative Preferred Stock in the event of voluntary liquidation, or unless authorized by the affirmative vote or written consent of the holders of at least two-thirds of the outstanding shares of the Cumulative Preferred Stock.
     In the event of dissolution, liquidation or winding up of our affairs and after payment of all our debts, the Cumulative Preferred Stock must be redeemed at par value plus accrued but unpaid dividends, if any, before any payment may be made on account of the Common Stock, and, in the case of a voluntary dissolution, a premium of $6.00 per share must also be paid on each share of Cumulative Preferred Stock before any payment may be made on account of the Common Stock. The Cumulative Preferred Stock is subject to redemption at our option on any quarterly dividend paying date at par plus all accrued and unpaid dividends plus a premium of $6.00 per share.
     The Cumulative Preferred Stock has no voting power except as otherwise provided by law, unless four quarterly dividends are unpaid in whole or in part. Whenever four quarterly dividend payments, whether consecutive or not, are unpaid in whole or in part, the holders of all series of Cumulative Preferred Stock, voting separately as one class, are entitled to elect and maintain in office such number of the directors as constitutes a maximum minority of the entire board of directors of Brady (i.e., one less than half of the then current number of directors) until all accrued and unpaid dividends have been paid. The affirmative vote of the holders of at least two-thirds of the outstanding shares of Cumulative Preferred Stock, voting as a class, is also required to make certain amendments to the Articles of Incorporation affecting the rights of the Cumulative Preferred Stock and to allow any merger or consolidation of Brady, and any sale, lease, exchange or other disposition of all or substantially all of our assets.

Preferred Stock
     Our Restated Articles of Incorporation authorize our Board of Directors to issue from time to time Preferred Stock in series and to fix the powers, preferences, rights, qualifications, limitations or restrictions of any series with respect to the rate of dividend, price and terms of redemption, the amounts payable in the event of voluntary or involuntary liquidation, any sinking fund provisions for redemption or repurchase, the terms and conditions of conversion into any other class or series of our stock and voting rights, if any. No series of Preferred Stock is issued and outstanding at this time.
     Our Board of Directors, without shareholder approval, could issue Preferred Stock with voting and conversion rights which could adversely affect the voting power and liquidation rights of the holders of Common Stock.
Additional Terms and Certain Statutory Provisions
     The provisions of our Restated Articles of Incorporation and our By-Laws may delay or make more difficult acquisitions or changes of control of Brady not approved by our Board of Directors. Such provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of us, although such proposals, if made, might be considered desirable by a majority of our shareholders. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of the Board of Directors.
     Voting control of Brady is vested in the holders of Class B Voting Common Stock. As a result, the holders of the Class B Voting Common Stock will be able to elect or remove all of our Board of Directors and, except as otherwise required by applicable law or the Restated Articles of Incorporation, will be able to determine the outcome of all matters submitted for shareholder consideration. Such control may have the effect of discouraging certain types of transactions involving an actual or potential change of control of Brady, including transactions in which the holders of Class A Nonvoting Common Stock might otherwise receive a premium for their shares over then-current market prices.
     Because Brady’s Class B Voting Common Stock, the only class of Brady’s capital stock generally entitled to vote on the election of directors, is not registered or traded on a national securities exchange or registered under Section 12(g) of the Securities Exchange Act of 1934, and Brady has not elected in its Restated Articles of Incorporation to adopt the various anti-takeover provisions of the Wisconsin Business Corporation Law, such anti-takeover provisions do not currently apply to Brady.
BOOK-ENTRY
     The Depository Trust Company (“DTC”) may act as securities depository for the securities, in which case the applicable prospectus supplement will so provide. The securities will be issued only as fully registered securities registered in the name of Cede & Co., DTC’s partnership nominee. One or more fully registered global certificates will be issued for the securities representing the aggregate principal amount of the debt securities or the number of shares of common stock offered by the applicable prospectus supplement and will be deposited with DTC.
     DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the

Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the 1934 Act, as amended. DTC holds securities that its participants (the “Direct Participants”) deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (the “Indirect Participants,” and together with the Direct Participants, the “Participants”). The rules applicable to DTC and its Participants are on file with the Commission.
     Purchases of the securities within the DTC system must be made by or through Direct Participants which will receive a credit for the securities on DTC’s records. The ownership interest of each actual purchaser of each security (a “beneficial owner”) will in turn be recorded on the Direct and Indirect Participants’ respective records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the beneficial owner entered into the transaction. Transfers of ownership interest in the securities will be effected by entries made on the books of Participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in debt securities except in the event that use of the book-entry system for the debt securities is discontinued.
     The deposit of the securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the securities; DTC’s records reflect only the identity of the Direct Participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.
     Conveyance of notices and other direct communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
     Redemption notices shall be sent to Cede & Co. If less than all of the securities of an issue are being redeemed, DTC’s practice will determine by lot the amount of the interest of each Direct Participant in such series to be redeemed.
     Neither DTC nor Cede & Co. will consent or vote with respect to the securities. Under its usual procedures, DTC mails an omnibus proxy (an “omnibus proxy”) to the Participants as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the securities are credited on the record date, identified in a listing attached to the omnibus proxy.

     Principal, premium, if any, and interest on the debt securities and dividends on common stock, if applicable, will be paid to DTC. DTC’s practice is to credit Direct Participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street-name,” and will be the responsibility of such Participant and not of DTC, the underwriters, or Brady, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest on the debt securities and dividends on common stock, if applicable, to DTC is the responsibility of the Company or the Trustee. Disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the beneficial owners is the responsibility of Direct and Indirect Participants.
     DTC may discontinue providing its services as securities depository with respect to the securities at any time by giving us reasonable notice. Under such circumstances and in the event that a successor securities depository is not obtained, certificates for the securities are required to be printed and delivered. In addition, we may decide to discontinue use of the system of book-entry transfers through DTC, or any successor securities depository. In that event, certificates for the securities will be printed and delivered.
     We will not have any responsibility or obligation to Participants or to the persons for whom they act as nominees with respect to the accuracy of the records of DTC, its nominees or any Direct or Indirect Participant with respect to any ownership interest in the securities, or with respect to payments or providing of notice to the Direct Participants, the Indirect Participants or the beneficial owners.
     So long as Cede & Co. is the registered owner of the securities, as nominee of DTC, references herein to holders of the securities shall mean Cede & Co. or DTC and shall not mean the beneficial owners of the securities.
     The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be accurate. We have no responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

PLAN OF DISTRIBUTION
     We may sell the securities offered under this prospectus to or through underwriting syndicates represented by managing underwriters, through one or more underwriters without a syndicate for them to offer and sell to the public, agents or dealers or to investors directly in negotiated sales or in competitively bid transactions.
Underwriters
     The relevant prospectus supplement will identify any agents or underwriters and describe their compensation, including underwriting discount. The prospectus supplement will also describe other terms of the offering, including any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges or automated quotation systems on which any offered debt securities may be listed.
     The distribution of securities under this prospectus may occur from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to those prevailing market prices or at negotiated prices.
Agents and Direct Sales
     If the applicable prospectus supplement indicates, we will authorize dealers or our agents to solicit offers by various institutions to purchase offered securities from us pursuant to contracts that provide for payment and delivery on a future date. We must approve all institutions, but they may include, among others:

•	commercial and savings banks;

•	insurance companies;

•	pension funds;

•	investment companies; and

•	educational and charitable institutions.
     The institutional purchaser’s obligations will be subject only to the condition that the purchase of the securities is permitted at the time of delivery. The dealers and our agents will not be responsible for the validity or performance of the contract.
General Information
     Underwriters, dealers and agents participating in a sale of securities may be deemed to be underwriters as defined in the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act. We may have agreements with the agents, underwriters and dealers to indemnify them against various civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the agents, underwriters or dealers may be required to make as a result of those civil liabilities.
     Our Class A Nonvoting Common Stock is quoted on the New York Stock Exchange under the symbol “BRC.” However, unless we indicate differently in a prospectus supplement, we will not list the debt securities on any securities exchange or seek to have them included on the New York Stock Exchange or any other automated quotation system. If we sell a security offered under this prospectus to an underwriter for public offering and sale, the underwriter may make a market for that security, but is not obligated to do so. Therefore, we cannot give any assurances to you concerning the liquidity of any security offered under this prospectus.
     Agents and underwriters and their affiliates may be customers of, engage in transactions with, or perform services for us or our subsidiary companies in the ordinary course of business.
LEGAL MATTERS
     The validity of the securities to be sold pursuant to this prospectus will be passed upon for us by Quarles & Brady LLP, Milwaukee, Wisconsin counsel to the Company. The Company’s Secretary, Conrad G. Goodkind, is a Partner of Quarles & Brady LLP. As of July 31, 2005, Mr. Goodkind beneficially owned approximately 41,800 shares of Class A Nonvoting Common Stock. Legal matters will be passed upon for the underwriters, dealers or agents by counsel we will name in the applicable prospectus supplement.
EXPERTS
     The financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Brady Corporation
4,000,000 Shares of Class A Nonvoting Common Stock

Prospectus Supplement
June 22, 2006

Robert W. Baird & Co.
Credit Suisse
Wachovia Securities
BMO Capital Markets